PROSPECTUS SUPPLEMENT NO. 2 (TO PROSPECTUS DATED AUGUST 8, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-273479

This prospectus supplement updates and supplements the prospectus dated August 8, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-273479). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q covering the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023 (the “Quarterly Report on Form 10-Q”). Accordingly, we have attached the Quarterly Report on Form 10-Q to this prospectus supplement.
You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.
Our Common Stock and Public Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “XOS” and “XOSWW,” respectively. On November 8, 2023, the closing price of our Common Stock was $0.25 and the closing price for our Public Warrants was $0.041.

See the section entitled “Risk Factors” beginning on page 9 of the Prospectus, as updated and supplemented by the section entitled “Risk Factors” in this prospectus supplement and under similar headings in any further amendments or supplements to the prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 9, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________________
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  __________ to __________
Commission file number 001-39598
XOS, INC.
______________________________________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	98-1550505
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3550 Tyburn Street Los Angeles, CA	90065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 316-1890

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.0001 par value per share	XOS	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	XOSWW	The Nasdaq Capital Market
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes ☐    No  ☒
The registrant had outstanding 177,882,898 shares of Common Stock, $0.0001 par value as of November 7, 2023.

Forward-Looking Statements
This Quarterly Report on Form 10-Q (this “Report”), including, without limitation, statements under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.
As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•our ability to continue as a going concern, and our ability to raise additional financing in upcoming periods, which may not be available on acceptable terms, or at all;
•our ability to successfully commercialize our Fleet-as-a-Service offering to customers over time;
•delays in the design, manufacturing and wide-spread deployment of our products;
•our ability to grow market share in our existing markets or any new markets we may enter;
•our ability to successfully complete strategic relationships and alliances with third parties or acquisitions in the future;
•changes in domestic and foreign business, market, financial, political and legal conditions;
•changes in applicable laws or regulations;
•the outcome of any legal proceedings against us;
•our financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;
•changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•our ability to maintain an effective system of internal controls over financial reporting;
•our ability to manage our growth effectively;
•our ability to achieve and maintain profitability in the future;
•our ability to access sources of capital, including debt financing and other sources of capital to finance operations and growth;
•our ability to maintain and enhance our products and brand, and to attract customers;
•our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;
•ability to source certain of our critical inventory items, including battery cells, semiconductor chips and vehicle bodies and aluminum;
•our ability to successfully manage supply shortages and disruptions, product delivery delays, and anticipate costs and production timing in light of those challenges;

•our ability to scale in a cost-effective manner, including hiring qualified personnel, particularly during hiring difficulties, to meet our manufacturing and delivery goals;
•developments and projections relating to our competitors and industry;
•global general economic and political conditions, recessions, interest rates, inflation, uncertain credit and global financial markets, including recent and potential bank failures, health crises, supply chain disruption, fuel prices, international currency fluctuations, and geopolitical events, such as local and national elections, corruption, political instability and acts of war or military conflict, including repercussions of the military conflicts between Russia and Ukraine and in Israel, or terrorism on our business and the actions we may take in response thereto;
•our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012, as amended;
•our future capital requirements and sources and uses of cash;
•the outcome of any known and unknown litigation and regulatory proceedings; and
•any other risks and uncertainties set forth in this Report in the section entitled “Risk Factors”.
A discussion of these and other factors affecting our business and prospects is set forth in Part II, Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023 (the “2022 Form 10-K”). We encourage investors to review these risk factors.
Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.
Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Part I - Financial Information
Glossary of Terms
Unless otherwise stated in this Report or the context otherwise requires, reference to:
•“Business Combination” means the Domestication, the Merger and the other transactions contemplated by the Merger Agreement, collectively, including the PIPE Financing;
•“Class 5 to 8 Vehicles” means medium and heavy duty trucks that typically travel on predictable routes and cover less than 200 miles per day;
•“Closing” means the closing of the Business Combination;
•“Closing Date” means August 20, 2021;
•“Common Stock” means the shares of common stock, par value $0.0001 per share, of Xos;
•“Domestication” means the transfer by way of continuation and deregistration of NextGen from the Cayman Islands and the continuation and domestication of NextGen as a corporation incorporated in the State of Delaware;

•“Energy Services” means our infrastructure-as-a-service offering which includes charging infrastructure deployment, energy procurement and management, and the Xos HubTM, our proprietary mobile charging unit deployable for on-demand charging requirements;
•“Fleet-as-a-Service” means our comprehensive suite of products and services facilitating commercial battery-electric fleet operations through a combination of in-house proprietary technology and turnkey solutions from industry-leading partners. The platform includes our X-Pack battery system, X-Platform modular chassis, Energy Services, service and maintenance, digital fleet management products, over-the-air software update technology, and a wide range of additional service products;
•“Flex Manufacturing Strategy” means leveraging smaller, more-nimble existing facilities and labor talent to assemble vehicles through our strategic manufacturing partnerships, while the Company coordinates other aspects of the manufacturing process, including supply chain logistics, quality control, and manufacturing engineering;
•“Founders” means Dakota Semler and Giordano Sordoni;
•“Founder Shares” means Class B ordinary shares, par value $0.0001 per share, of NextGen, which were converted into shares of Common Stock in connection with the Business Combination;
•“Initial Public Offering” means NextGen’s initial public offering that was consummated on October 9, 2020;
•“Legacy Xos Common Stock” means shares of common stock, par value $0.0001 per share, issued by Legacy Xos prior to the Business Combination;
•“Legacy Xos Preferred Stock” means Class A through A-10 shares of preferred stock, par value $0.0001 per share, issued by Legacy Xos prior to the Business Combination;
•“Legacy Xos” means Xos, Inc., a Delaware corporation, prior to the consummation of the Business Combination;
•“Merger” means the merger of NextGen Merger Sub with and into Legacy Xos pursuant to the Merger Agreement, with Legacy Xos as the surviving company in the Merger and, after giving effect to such Merger, Legacy Xos becoming a wholly owned subsidiary of Xos;
•“Merger Agreement” means that certain Merger Agreement, dated as of February 21, 2021, as amended on May 14, 2021, by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of NextGen, and Legacy Xos;
•“NextGen” means NextGen Acquisition Corp., a Cayman Islands exempted company, prior to the consummation of the Domestication;
•”NextGen Sponsor” means NextGen Sponsor LLC.
•“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors collectively subscribed for 21,600,000 shares of Common Stock for an aggregate purchase price of $216,000,000 in connection with the Closing;
•“PIPE Investors” means the investors who participated in the PIPE Financing and entered into the Subscription Agreements;
•“Powertrain” means an assembly of every component that pushes a vehicle forward. A vehicle’s powertrain creates power from the engine and delivers it to the wheels on the ground. The key components of a powertrain include an engine, transmission, driveshaft, axles, and differential;
•“Preferred Stock” means preferred stock, par value $0.0001 per share, authorized under the Certificate of Incorporation of Xos, Inc.;
•“Private Placement Warrants” means the warrants to purchase Common Stock originally issued in a private placement in connection with the Initial Public Offering;
•“Public Warrants” means the redeemable warrants to purchase shares of Common Stock at an exercise price of $11.50 per share originally issued in connection with the Initial Public Offering;
•“Sponsor” means NextGen’s sponsor, NextGen Sponsor LLC;

•“Subscription Agreements” means the subscription agreements entered into by NextGen and each of the PIPE Investors in connection with the PIPE Financing;
•“Warrants” means Private Placement Warrants and Public Warrants;
•“X-Pack” means our proprietary battery system;
•“X-Platform” means our proprietary, purpose-built vehicle chassis platform; and
•“Xosphere Intelligence Platform” means our advanced connected vehicle ecosystem that combines our proprietary hardware and embedded software with a modern and intuitive user platform.

Item 1.    Financial Statements
Index to Unaudited Condensed Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets as of September 30, 2023 (Unaudited) and December 31, 2022	8
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2023 (Unaudited) and 2022 (Unaudited)	9
Condensed Consolidated Statements of Stockholders’ Equity for the Three and Nine Months Ended September 30, 2023 (Unaudited) and 2022 (Unaudited)	10
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2023 (Unaudited) and 2022 (Unaudited)	12
Notes to Condensed Consolidated Financial Statements (Unaudited)	14

Xos, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
Unaudited
(in thousands, except par value)

	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	$22,570	$35,631
Restricted cash	792	3,044
Accounts receivable, net	11,383	8,238
Marketable debt securities, available-for-sale	—	50,648
Inventories	48,903	57,540
Prepaid expenses and other current assets	7,827	8,100
Total current assets	91,475	163,201
Property and equipment, net	15,541	18,581
Operating lease right-of-use assets, net	5,390	6,555
Other non-current assets	1,779	1,599
Total assets	$114,185	$189,936

Liabilities and Stockholders’ Equity
Accounts payable	$2,431	$2,896
Convertible debt, current	7,939	26,849
Derivative liabilities	14	405
Other current liabilities	16,785	15,616
Total current liabilities	27,169	45,766
Convertible debt, non-current	19,907	19,870
Earn-out shares liability	115	564
Common stock warrant liability	527	661
Other non-current liabilities	8,907	11,000
Total liabilities	56,625	77,861
Commitments and contingencies (Note 13)
Stockholders’ Equity
Common Stock $0.0001 par value, authorized 1,000,000 shares, 177,602 and 168,817 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	18	17
Preferred Stock $0.0001 par value, authorized 10,000 shares, 0 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	196,976	190,215
Accumulated deficit	(139,434)	(77,418)
Accumulated other comprehensive loss	—	(739)
Total stockholders’ equity	57,560	112,075
Total liabilities and stockholders’ equity	$114,185	$189,936

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Loss
Unaudited
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues	$16,696	$11,008	$26,147	$27,805
Cost of goods sold	14,711	21,759	28,764	49,859
Gross profit (loss)	1,985	(10,751)	(2,617)	(22,054)

Operating expenses
General and administrative	8,546	9,470	29,961	30,991
Research and development	4,516	8,573	15,446	24,493
Sales and marketing	1,548	2,345	5,113	7,891
Total operating expenses	14,610	20,388	50,520	63,375

Loss from operations	(12,625)	(31,139)	(53,137)	(85,429)

Other expense, net	(1,726)	(1,334)	(9,840)	(1,479)
Change in fair value of derivative instruments	315	5,857	525	9,125
Change in fair value of earn-out shares liability	(68)	6,654	443	24,148
Loss before provision for income taxes	(14,104)	(19,962)	(62,009)	(53,635)
Provision for income taxes	3	—	7	3
Net loss	$(14,107)	$(19,962)	$(62,016)	$(53,638)

Other comprehensive loss
Marketable debt securities, available-for-sale
Change in net unrealized gain (loss), net of tax of $0, for the three and nine months ended September 30, 2023 and 2022	56	141	739	(835)
Total comprehensive loss	$(14,051)	$(19,821)	$(61,277)	$(54,473)

Net loss per share
Basic	$(0.08)	$(0.12)	$(0.36)	$(0.33)
Diluted	$(0.08)	$(0.13)	$(0.36)	$(0.34)
Weighted average shares outstanding
Basic	176,291	165,901	172,129	164,379
Diluted	176,291	174,118	172,129	167,148

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders’ Equity
Unaudited
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Par Value

Balance at December 31, 2021	163,137	$16	$178,851	$(4,093)	$(381)	$174,393
Stock based compensation expense	—	—	1,068	—	—	1,068
Issuance of common stock for vesting of restricted stock units	133	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	(36)	—	(97)	—	—	(97)
Issuance of common stock for commitment shares under the Standby Equity Purchase Agreement	19	—	62	—	—	62
Net and comprehensive loss	—	—	—	(24,030)	(826)	(24,856)
Balance at March 31, 2022	163,253	$16	$179,884	$(28,123)	$(1,207)	$150,570
Stock options exercised	385	—	1	—	—	1
Stock based compensation expense	—	—	1,407	—	—	1,407
Issuance of common stock for vesting of restricted stock units	89	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	(33)	—	(86)	—	—	(86)
Issuance of common stock under the Standby Equity Purchase Agreement	1,810	1	4,310	—	—	4,311
Net and comprehensive loss	—	—	—	(9,646)	(150)	(9,796)
Balance at June 30, 2022	165,504	$17	$185,516	$(37,769)	$(1,357)	$146,407
Stock options exercised	4	—	1	—	—	1
Stock based compensation expense	—	—	1,343	—	—	1,343
Issuance of common stock for vesting of restricted stock units	441	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	(69)	—	(111)	—	—	(111)
Conversion of convertible notes	202	—	265	—	—	265
Issuance of restricted stock	350	—	—	—	—	—
Net and comprehensive income (loss)	—	—	—	(19,962)	141	(19,821)
Balance at September 30, 2022	166,432	$17	$187,014	$(57,731)	$(1,216)	$128,084

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Par Value

Balance at December 31, 2022	168,817	$17	$190,215	$(77,418)	$(739)	$112,075
Stock options exercised	2	—	—	—	—	—
Stock based compensation expense	—	—	1,987	—	—	1,987
Issuance of common stock for vesting of restricted stock units	1,591	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	(581)	—	(382)	—	—	(382)
Net and comprehensive income (loss)	—	—	—	(24,331)	402	(23,929)
Balance at March 31, 2023	169,829	$17	$191,820	$(101,749)	$(337)	$89,751
Stock options exercised	454	—	7	—	—	7
Stock based compensation expense	—	—	2,037	—	—	2,037
Issuance of common stock for vesting of restricted stock units	1,858	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	(694)	—	(374)	—	—	(374)
Conversion of convertible notes	360	—	212	—	—	212
Issuance of common stock under Standby Equity Purchase Agreement	2,987	—	924	—	—	924
Net and comprehensive income (loss)	—	—	—	(23,578)	281	(23,297)
Balance at June 30, 2023	174,794	$17	$194,626	$(125,327)	$(56)	$69,260
Stock options exercised	56	—	1	—	—	1
Stock based compensation expense	—	—	2,242	—	—	2,242
Issuance of common stock for vesting of restricted stock units	2,059	1	—	—	—	1
Shares withheld related to net share settlement of stock-based awards	(484)	—	(171)	—	—	(171)
Issuance of common stock under Standby Equity Purchase Agreement	1,177	—	278	—	—	278
Net and comprehensive income (loss)	—	—	—	(14,107)	56	(14,051)
Balance at September 30, 2023	177,602	$18	$196,976	$(139,434)	$—	$57,560

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Unaudited
(in thousands, unaudited)

	Nine Months Ended September 30,
	2023	2022
OPERATING ACTIVITIES:
Net loss	$(62,016)	$(53,638)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,096	1,193
Amortization of right-of-use assets	1,165	1,188
Amortization of debt discounts and issuance costs	5,127	768
Amortization of insurance premiums	3,415	362
Inventory reserve	(1,155)	5,300
Impairment of assets held for sale	1,476	—
Change in fair value of derivative instruments	(525)	(9,125)
Change in fair value of earn-out shares liability	(443)	(24,148)
Net realized losses on marketable debt securities, available-for-sale	91	147
Stock-based compensation expense	6,308	3,751
Other non-cash items	(157)	1,496
Changes in operating assets and liabilities:
Accounts receivable	(3,226)	(812)
Inventories	9,456	(35,615)
Prepaid expenses and other current assets	(3,717)	(1,441)
Other assets	(180)	(1,094)
Accounts payable	(451)	(5,399)
Other liabilities	3,081	11,470
Net cash used in operating activities	(38,655)	(105,597)

INVESTING ACTIVITIES:
Purchase of property and equipment	(1,164)	(11,898)
Proceeds from the disposal of assets held for sale	1,295	—
Proceeds from sales and maturities of marketable debt securities, available-for-sale	50,720	87,413
Net cash provided by investing activities	50,851	75,515

FINANCING ACTIVITIES:
Principal payment of equipment leases	(2,476)	(835)
Proceeds from short-term insurance financing note	3,770	3,627
Payment for short-term insurance financing note	(4,096)	(567)
Proceeds from issuance of convertible notes	—	54,300
Debt issuance costs	—	(167)
Payments of convertible notes	(23,800)	—
Payments of prepayment premiums	(1,190)	—
Stock options exercised	8	2
Taxes paid related to net share settlement of stock-based awards	(927)	(294)
Proceeds from issuance of common stock under Standby Equity Purchase Agreement	1,202	4,310
Net cash (used in) provided by financing activities	(27,509)	60,376

Net (decrease) increase in cash, cash equivalents and restricted cash	(15,313)	30,294
Cash, cash equivalents and restricted cash, beginning of period	38,675	19,176
Cash, cash equivalents and restricted cash, end of period	$23,362	$49,470

Reconciliation of Cash, Cash Equivalents and Restricted Cash to Unaudited Condensed Consolidated Balance Sheets:
Cash and cash equivalents	$22,570	$46,433
Restricted cash	792	3,037
Total cash, cash equivalents and restricted cash	$23,362	$49,470

Supplemental disclosure of cash flow information
Cash paid for interest	$1,431	$—
Supplemental disclosure of non-cash investing and financing activities
Purchase of property and equipment in accounts payable	$14	$577
Recognition of right-of-use asset and lease liabilities upon ASC 842 adoption	$—	$7,682
Right-of-use asset obtained in exchange for operating lease obligations	$—	$437
Accrued debt issuance costs	$—	$237
Conversion of interest payable on convertible notes	$12	$15
Conversion of convertible notes	$200	$250

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

Note 1— Description of Business
Xos, Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Xos”) is a leading fleet electrification solutions provider committed to the decarbonization of commercial transportation. Xos designs and manufactures Class 5-8 battery-electric commercial vehicles that travel on last-mile, back-to-base routes of up to 200 miles per day. Xos also offers charging infrastructure products and services through Xos Energy Solutions™ to support electric vehicle fleets. The Company’s proprietary fleet management software, Xosphere™, integrates vehicle operation and vehicle charging to provide commercial fleet operators a more seamless and cost-efficient vehicle ownership experience than traditional internal combustion engine counterparts. Xos developed the X-Platform (its proprietary, purpose-built vehicle chassis platform) and the X-Pack (its proprietary battery system) specifically for the medium- and heavy-duty commercial vehicle segment with a focus on last-mile commercial fleet operations. Xos’ “Fleet-as-a-Service” package offers customers a comprehensive suite of commercial products and services to facilitate electric fleet operations and seamlessly transition their traditional combustion-engine fleets to battery-electric vehicles.
Business Combination
Xos, Inc. was initially incorporated on July 29, 2020 as a Cayman Islands exempted company under the name “NextGen Acquisition Corporation” (“NextGen”). On August 20, 2021, the transactions contemplated by the Agreement and Plan of Merger, as amended on May 14, 2021, by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of NextGen (“Merger Sub”), and Xos, Inc., a Delaware corporation (now known as Xos Fleet, Inc., “Legacy Xos”), were consummated (the “Closing”), whereby Merger Sub merged with and into Legacy Xos, the separate corporate existence of Merger Sub ceased and Legacy Xos became the surviving corporation and a wholly owned subsidiary of NextGen (such transaction the “Merger” and, collectively with the Domestication, the “Business Combination”), and Xos became the publicly traded entity listed on Nasdaq.
Risks and Uncertainties
In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. Global general economic and political conditions, such as recession, inflation, uncertain credit and global financial markets, including recent and potential bank failures, health crises, supply chain disruption, fuel prices, international currency fluctuations, and geopolitical events such as local and national elections, corruption, political instability and acts of war or military conflict including repercussions of the wars between Russia and Ukraine and in Israel, or terrorism, make it difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to slow spending on our products and services or impact their ability to make timely payments. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. In addition, there is a risk that our current or future suppliers, service providers, manufacturers or other partners may not survive such difficult economic times, which would directly affect our ability to attain our operating goals on schedule and on budget. The ultimate impact of current economic conditions on the Company is uncertain, but it may have a material negative impact on the Company’s business, operating results, cash flows, liquidity and financial condition.
COVID-19 and actions taken to mitigate its spread have had and may continue to have an adverse impact on the economies and financial markets of many countries, including the areas in which the Company operates. There are no comparable recent events which may provide guidance, and, as a result, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. As a result, the Company is unable to predict the cumulative impact, both in terms of severity and duration, that the COVID-19 pandemic will have on its business, operating results, cash flows, liquidity and financial condition.
Additionally, ongoing geopolitical events, such as the military conflicts between Russia and Ukraine and in Israel and related sanctions, may increase the severity of supply chain disruptions and further hinder our ability to source inventory for our vehicles. The conflict continues to evolve and its ultimate impact on the Company is uncertain, but a prolonged conflict may have a material negative impact on the Company’s business, operating results, cash flows, liquidity and financial condition.
Although the Company has used the best current information available to it in its estimates, actual results could materially differ from the estimates and assumptions developed by management.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Liquidity
As an early stage growth company, the net losses and cash outflows the Company has incurred since inception are consistent with its strategy and budget. The Company will continue to incur net losses and cash outflows in accordance with its operating plan as the Company continues to expand its research and development activities with respect to its vehicles and battery systems, scale its operations to meet anticipated demand and establish its Fleet-as-a-Service offering. As a result, the Company strives to maintain robust access to capital in order to fund and scale its operations. The Company may raise additional capital through a combination of debt financing, other non-dilutive financing and/or equity financing, including through asset-based lending and/or receivable financing. The Company’s ability to access capital when needed is not assured and, if capital is not available to the Company when, and in the amounts, needed, the Company could be required to delay, scale back or abandon some or all of its development programs and other operations, which could materially harm its business, prospects, financial condition and operating results. Global general economic conditions continue to be unpredictable and challenging in many sectors, with disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the effects of COVID-19, potential recessions, rising inflation rates, including the recent and potential bank failures, supply chain disruption, fuel prices, international currency fluctuations, and geopolitical events such as local and national elections, corruption, political instability and acts of war or military conflict including repercussions of the wars between Russia and Ukraine and in Israel, or terrorism. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its commercialization, research and development programs and/or other efforts.
In August 2021, the Company consummated the Business Combination, which resulted in net cash proceeds of approximately $216.7 million. In December 2020, the Company had the initial closing of its Series A Financing, and in the first quarter of 2021, the Company completed the Series A Financing, including the conversion of all its convertible notes into shares of Legacy Xos preferred stock.
As of September 30, 2023, the Company’s principal sources of liquidity were its cash and cash equivalents aggregating to $22.6 million and its access to capital under the Yorkville SEPA Offering (defined below in Note 9). The Company’s short- and long-term uses of cash are for working capital and to pay interest and principal on its debt. The Company has incurred losses since inception and had negative cash flow from operating activities of $38.7 million and $105.6 million for the nine months ended September 30, 2023 and September 30, 2022, and $128.0 million for the year ended December 31, 2022.
As an early-stage growth company, the Company's ability to access capital is critical. We have secured and intend to employ various strategies to obtain the required funding for future operations such as continuing to access capital through the SEPA and other capital raising strategies such as debt financing, other non-dilutive financing and/or equity financing, including through asset-based lending and/or receivable financing. However, management cannot conclude as of the date of this filing that its plans are probable of being successfully implemented. The consolidated financial information does not include any adjustments that might result from the outcome of this uncertainty.
The Company believes substantial doubt exists about the Company’s ability to continue as a going concern for 12 months from the date of issuance of its financial statements.
Supply Chain Disruptions
The Company’s ability to source certain critical inventory items, while marginally improving over the same period in prior years, continues to be impacted by long-standing negative global economic conditions caused by factors such as the COVID-19 pandemic, and the effects may continue in the future. With the rest of the market, the Company has faced and expects to face, for the foreseeable future, widespread shortages for specific components primarily in commodities like Power Electronics and Harnesses, and disruptions to the supply of components due to port congestion and fluctuating fuel prices.
Despite these disruptions, the Company’s supply chain team has taken significant measures to effectively source inventory for its vehicles and has been working with vendors to find alternative solutions to overcome these constraints and where appropriate, working to find alternate sources of supply for critical components, including placing orders in advance of projected need to ensure availability of materials in time to meet growing production plans.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Note 2— Basis of Presentation and Summary of Significant Accounting Policies
The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying unaudited condensed consolidated financial statements:
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete audited financial statements. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Legacy Xos and Xos Services. All significant intercompany accounts and transactions have been eliminated in consolidation.
In the opinion of management, all adjustments (primarily consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. The areas with significant estimates and judgments include, among others, inventory valuation, incremental borrowing rates for assessing operating and financing lease liabilities, useful lives of property and equipment, contingent earn-out shares liability, stock-based compensation, valuation of convertible debt and related embedded derivatives, common stock warrant liability and product warranty liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.
Accounts Receivable, Net
The Company records unsecured and non-interest bearing accounts receivable at the gross invoice amount, net of any allowance for expected credit losses. The Company maintains its allowance for expected credit losses at a level considered adequate to provide for potential account losses on the balance based on management’s evaluation of past losses, current customer conditions, and the anticipated impact of current economic conditions. The Company recorded an allowance for expected credit losses of $80,000 as of September 30, 2023. No allowance for doubtful accounts was recorded as of September 30, 2022 and December 31, 2022.
Investments in Marketable Debt Securities, Available-for-Sale
The Company maintains a portfolio of investments in a variety of fixed and variable rate debt securities, including U.S. treasuries, corporate debt, asset-backed securities and other, non-U.S. government and supranational bonds and certificate of deposit. The Company considers its investments in marketable debt securities to be available-for-sale, and accordingly, are recorded at their fair values. The Company determines the appropriate classification of investments in marketable debt securities at the time of purchase. Unrealized gains and losses on marketable debt securities, available-for-sale are recorded in Accumulated other comprehensive loss which is included within stockholders’ equity. Interest along with amortization of purchase premiums and accretion of discounts from the purchase date through the estimated maturity date, including consideration of variable maturities and contractual call provisions, are included in Other (expense) income, net in the condensed consolidated statements of operations and comprehensive loss. Realized gains and losses on the sale of marketable debt securities, available-for-sale are recorded in Other (expense) income, net. The Company typically invests in highly-rated debt securities, and its investment policy generally limits the amount of credit exposure to any one issuer. The policy requires

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
substantially all investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. See Note 8 — Investments for additional information.
On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses which requires that credit losses be presented as an allowance rather than as an impairment write-down. Adoption of the standard had no material impact on its financial statements.
The Company reviews quarterly its investment portfolio of all securities in an unrealized loss position to determine if an impairment charge or credit reserve is required. The Company excludes accrued interest from both the fair value and the amortized cost basis of marketable debt securities, available-for-sale, for the purposes of identifying and measuring an impairment. An investment is impaired if the fair value is less than its amortized cost basis. Impairment relating to credit losses is recorded through a reduction in the amortized cost of the security or an allowance for credit losses and credit loss expense (included in general and administrative expense), limited by the amount that the fair value is less than the amortized cost basis. Impairment that has not been recorded as a credit loss is recorded through other comprehensive income (loss), net of applicable taxes. The Company made an accounting policy election to not measure an allowance for credit losses for accrued interest receivables. The Company evaluates write-off of accrued interest receivable at the time credit loss exists for the underlying security. As of September 30, 2023 and December 31, 2022, we did not recognize any allowance for expected credit losses or impairment, on marketable debt securities, available-for-sale.
Warranty Liability
The Company provides customers with a product warranty that assures that the products meet standard specifications and are free for periods typically between 2 to 5 years. The Company accrues warranty reserve for the products sold, which includes its best estimate of the projected costs to repair or replace items under warranties and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company’s relatively short history of sales, and changes to its historical or projected warranty experience may cause material changes to the warranty reserve in the future. Claims incurred under the Company’s standard product warranty programs are recorded based on open claims. The Company recorded warranty liability within other current liabilities in the consolidated balance sheets as of September 30, 2023 and December 31, 2022.
The reconciliation of the change in the Company’s product liability balances during the three months and nine months ended September 30, 2023 and 2022 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Warranty liability, beginning of period	$1,301	$832	$1,099	$177
Reduction in liability (payments)	(280)	(32)	(1,024)	(38)
Increase (decrease) in liability	309	(216)	1,255	445
Warranty liability, end of period	$1,330	$584	$1,330	$584

Concentrations of Credit and Business Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of September 30, 2023 and 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
During the nine months ended September 30, 2023, three customers accounted for 45%, 18%, and 12% of the Company’s revenues. During the nine months ended September 30, 2022, one customer accounted for 55% of the Company’s revenues. During the three months ended September 30, 2023, one customer accounted for 70% of the Company’s revenues. During the three months ended September 30, 2022, one customer accounted for 74% of the Company’s revenues. As of September 30, 2023, three customers accounted for 29%, 14% and 14% of the Company’s accounts receivable. As of September 30, 2022, five customers accounted for 17%, 16%, 12%, 10%, and 10% of the Company’s accounts receivable.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Concentration of Supply Risk
The Company is dependent on its suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.
Recent Accounting Pronouncements Issued and Adopted:
The Company adopted ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), as amended, on January 1, 2023 using the modified retrospective approach method. As of September 30, 2023 and December 31, 2022 the Company had $0 and $50.6 million, respectively, in marketable debt securities, available-for-sale which are subject to the new standard. As of January 1, 2023, these marketable debt securities, available-for-sale have an average credit rating of A and no allowance for expected credit losses has been recorded. As of September 30, 2023, the Company did not have available-for-sale debt securities and no allowance for expected credit losses has been recorded in the nine months ended September 30, 2023. Under the modified retrospective approach, the Company would record a cumulative effect adjustment to retained earnings by recording an initial allowance for credit losses on marketable debt securities, available-for-sale. Periods presented that are prior to the adoption date of January 1, 2023 will not be adjusted. ASU 2016-13 replaced the incurred loss impairment model with a methodology that reflects a current expected credit loss and made targeted changes to the impairment model for available-for-sale debt securities. ASU 2016-13 impacted all of the Company’s investments held at fair value, which included its marketable debt securities, available-for-sale. Upon adoption of ASU 2016-13 on January 1, 2023, no adjustment was recorded by the Company for an initial allowance for credit losses on marketable debt securities, available-for-sale and there was no cumulative effect adjustment to retained earnings. Subsequent increases or decreases in the allowance for credit losses on marketable debt securities, available-for-sale will be recorded in the Company's condensed consolidated statements of operations and comprehensive loss.
ASU 2016-13 also applied to the Company’s other financial assets including loans, trade receivables and other financial assets that have the contractual right to receive cash. These other financial assets were evaluated and the adoption of ASU 2016-13 did not have a material impact on the Company’s condensed consolidated financial statements.

Note 3— Revenue Recognition
Disaggregated revenues by major source during the three and nine months ended September 30, 2023 and 2022 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Product and service revenue
Stepvans & vehicle incentives(1)	$15,774	$9,952	$24,323	$25,376
Powertrains	220	382	448	1,052
Fleet-as-a-Service	129	285	422	418
Total product revenue	16,123	10,619	25,193	26,846
Ancillary revenue	573	389	954	959
Total revenues	$16,696	$11,008	$26,147	$27,805
___________
(1)Amounts are net of returns. Stepvans & vehicle incentives includes revenue generated from leasing.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Note 4 — Inventories
Inventory amounted to $48.9 million and $57.5 million, respectively, as of September 30, 2023 and December 31, 2022 and consisted of the following (in thousands):

	September 30, 2023	December 31, 2022
Raw materials	$39,618	$40,271
Work in process	2,894	4,618
Finished goods	6,391	12,651
Total Inventories	$48,903	$57,540
Inventories as of September 30, 2023 and December 31, 2022 was comprised of raw materials, work in process related to the production of vehicles for sale and finished goods inventory including vehicles in transit to fulfill customer orders, new vehicles and Energy Services products available for sale and new vehicles awaiting final pre-delivery quality review inspection.

Note 5 — Selected Balance Sheet Data
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets as of September 30, 2023 and December 31, 2022 consisted of the following (in thousands):

	September 30, 2023	December 31, 2022
Prepaid inventories	$2,286	$2,372
Prepaid expenses and other(1)	1,843	1,299
Contract assets	1,104	290
Financed insurance premiums	2,071	2,289
Assets held for sale	523	1,850
Total prepaid expenses and other current assets	$7,827	$8,100
____________
(1) Primarily relates to prepaid licenses and subscriptions, prepaid insurance and other receivables.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Other Current Liabilities
Other current liabilities as of September 30, 2023 and December 31, 2022 consisted of the following (in thousands):

	September 30, 2023	December 31, 2022
Accrued expenses and other(1)	$6,122	$7,589
Contract liabilities	972	193
Customer deposits	2,682	721
Warranty liability	1,330	1,099
Equipment notes payable, current	326	303
Short-term insurance financing notes	1,740	2,065
Operating lease liabilities, current	1,628	1,530
Finance lease liabilities, current	1,985	2,116
Total	$16,785	$15,616
____________
(1) Primarily relates to accrued inventory purchases, personnel costs, wages, health benefits, vacation and other accruals.
Revenue recognized from the customer deposits balance for the nine months ended September 30, 2023 and 2022 was $0.4 million and $0.2 million, respectively. Revenue recognized for the year ended December 31, 2022 from the customer deposits balance as of December 31, 2021 was $0.8 million.
Other Non-Current Liabilities
Other non-current liabilities as of September 30, 2023 and December 31, 2022 consisted of the following (in thousands):

	September 30, 2023	December 31, 2022
Accrued interest expense and other	$2,296	$784
Equipment notes payable, non-current	685	942
Operating lease liabilities, non-current	3,937	5,174
Finance lease liabilities, non-current	1,989	4,100
Total other non-current liabilities	$8,907	$11,000

Note 6 — Earn-out Shares Liability

The Company has a contingent obligation to issue 16.2 million shares (the “Earn-out Shares”) of Common Stock and grant 261,000 restricted stock units (“Earn-out RSUs”) to certain stockholders and employees upon the achievement of certain market share price milestones within specified periods following the Business Combination on August 20, 2021.
The Earn-out Shares will be issued in tranches based on the following conditions:
i.If the volume-weighted average closing share price (“VWAP”) of the Common Stock equals or exceeds $14.00 per share for any 10 trading days within any consecutive 20-trading day period between the merger closing date and the five year anniversary of such closing date (“Earn-out Period”), then the Company is required to issue an aggregate of 5.4 million shares (“Tranche 1 Earn-out Shares”) of Common Stock to holders with the contingent right to receive Earn-out Shares (excluding any Earn-out RSUs). If after Closing and during the Earn-out Period, there is a Change in Control (as defined in the Merger Agreement), the Company is required to issue Tranche 1 Earn-out Shares when the value per share of the Company is equal to or greater than $14.00 per share, but less than $20.00. If there is a change in control where the value per share of commons stock is less than $14.00, then the Earn-out Shares shall terminate prior to the end of the Earn-out Period and no common stock shall be issuable.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
ii.If the VWAP of the Common Stock equals or exceeds $20.00 per share for any 10 trading days within any consecutive 20-trading day period during the Earn-out Period, then the Company is required to issue an aggregate of 5.4 million shares (“Tranche 2 Earn-out Shares”) of Common Stock to holders with the contingent right to receive Earn-out Shares (excluding any Earn-out RSUs). If after Closing and during the Earn-out Period, there is a Change in Control (as defined in the Merger Agreement), the Company is required to issue Tranche 2 Earn-out Shares when the value per share of the Company is equal to or greater than $20.00 per share, but less than $25.00.
iii.If the VWAP of the Common Stock equals or exceeds $25.00 per share for any 10 trading days within any consecutive 20-trading day period during the Earn-out Period, then the Company is required to issue an aggregate of 5.4 million shares (“Tranche 3 Earn-out Shares”) of Common Stock to holders with the contingent right to receive Earn-out Shares (excluding any Earn-out RSUs). If after Closing and during the Earn-out Period, there is a Change in Control (as defined in the Merger Agreement), the Company is required to issue Tranche 3 Earn-out Shares when the valuer per share of the Company is equal to or greater than $25.00 per share.
Pursuant to the guidance under ASC 815, Derivatives and Hedging, the right to Earn-out Shares was classified as a Level 3 fair value measurement liability, and the increase or decrease in the fair value during the reporting period is recognized in the condensed consolidated statement of operations accordingly. The fair value of the Earn-out Shares liability was estimated using the Monte Carlo simulation of the stock prices based on historical and implied market volatility of a peer group of public companies.
As of September 30, 2023 and December 31, 2022, the fair value of the Earn-out Shares liability was estimated to be $0.1 million and $0.6 million, respectively. The Company recognized a gain on the change in fair value in Earn-out Shares liability of $0.4 million and gain of $24.1 million in its consolidated statements of operations and comprehensive loss during the nine months ended September 30, 2023 and 2022, respectively. The Company recognized a loss of $0.1 million and gain of $6.7 million during the three months ended September 30, 2023 and 2022, respectively.
The allocated fair value to the Earn-out RSU component, which is covered by ASU 718, Compensation — Stock Compensation, is recognized as stock-based compensation expense over the vesting period commencing on the grant date of the award.
Note 7 — Convertible Notes
Convertible Debentures
On August 9, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”) for the issuance of convertible debentures, convertible into shares of Common Stock subject to certain conditions and limitations, in the principal amount of up to $35 million. Such convertible debentures were amended on June 22, 2023 (as amended, the “Convertible Debentures”). On August 11, 2022, pursuant to the Securities Purchase Agreement, the Company sold and issued a Convertible Debenture to Yorkville in the principal amount of $20.0 million. On September 21, 2022, pursuant to the Securities Purchase Agreement, the Company sold and issued an additional Convertible Debenture to Yorkville in the principal amount of $15.0 million. Yorkville will use commercially reasonable efforts to convert $2.0 million during each 30-day period beginning on September 9, 2022, provided that certain conditions are satisfied as of each such period.
The Convertible Debentures bear interest at an annual rate of 6%, payable at maturity. Pursuant to the terms of the Securities Purchase Agreement, in July 2023, the Company elected to extend the maturity date of the Convertible Debentures from November 11, 2023 to February 11, 2024. The interest rate will increase to an annual rate of (i) 10% upon the occurrence and during the continuance of an event of default, and (ii) 7.5% for so long as any “Registration Event” (as defined in the Convertible Debentures) remains in effect in accordance with the Registration Rights Agreement (described below). The Convertible Debentures provide a conversion right, in which any portion of the principal amount of the debt, together with any accrued but unpaid interest, may be converted into the Common Stock at a conversion price equal to the lower of (i) $2.4733 or (ii) 97% of the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the three consecutive trading days immediately preceding the conversion (but not lower than a certain floor price (“Floor Price”) that is subject to further adjustment in accordance with the terms of the Convertible Debentures). The Floor Price was $0.59 as of September 30, 2023.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The Convertible Debentures may not be converted into shares of Common Stock to the extent such conversion would result in Yorkville and its affiliates having beneficial ownership of more than 9.99% of the then outstanding shares of Common Stock; provided that this limitation may be waived by the investor upon not less than 65 days’ prior notice to the Company.
The Convertible Debentures provide the Company, subject to certain conditions, with a redemption right pursuant to which the Company, upon 10 business days’ prior notice to Yorkville, may redeem, in whole or in part, any of the outstanding principal and interest thereon at a redemption price equal to (i) the principal amount being redeemed, (ii) all accrued and unpaid interest under the applicable Convertible Debenture, and (iii) a redemption premium of 5% of the principal amount being redeemed.
The Convertible Debentures include a monthly prepayment provision that is triggered if (i) the daily VWAP of the Company’s Common Stock is less than the Floor Price for 5 consecutive trading days or (ii) the Company has issued pursuant to the Convertible Debentures in excess of 95% of the Common Stock available under the Exchange Cap, as defined in the Convertible Debentures. If this provision is triggered, the Company is required to make monthly payments, beginning on the 10th calendar day after the triggering date, of up to $4.0 million of principal (subject to a redemption premium of 5%) plus accrued and unpaid interest, subject to certain conditions (“Prepayments”). The monthly Prepayment requirement will cease if (i) the Company provides Yorkville a reset notice reducing the Floor Price, limited to no more than 85% of the closing price on the trading day immediately prior to the notice and not less than $0.50 or (ii) the daily VWAP is greater than the Floor Price for 3 consecutive trading days. In the event the monthly Prepayment provision was triggered by the issuance in excess of 95% of the Common Stock available under the Exchange Cap, the monthly Prepayment requirement will cease on the date the Company has obtained stockholder approval to increase the number of shares of Common Stock available under the Exchange Cap and/or the Exchange Cap no longer applies. The monthly Prepayment requirement will cease upon the payment in full of all obligations under the Convertible Debentures. During the nine months ended September 30, 2023, the Company made prepayments consisting of $23.8 million of principal payments, $1.2 million of redemption premium payments and $1.4 million of accrued interest payments.
The Company and Yorkville entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company is required to file a registration statement registering the resale by Yorkville of any shares of the Company’s Common Stock issuable upon conversion of the Convertible Debentures. The Company filed the initial registration statement on September 8, 2022 and received notice of effectiveness on September 19, 2022.
On June 22, 2023, the Company and Yorkville entered into the Side Letter (the “Side Letter”) to the Securities Purchase Agreement, pursuant to which the Company and Yorkville agreed, among other things, to remove the restriction on the Company’s ability to effect an advance under the SEPA, provided that for so long as any principal and interest remain outstanding under the Convertible Debentures, the Company may only (i) effect an advance under the SEPA if (x) the daily VWAP of the Common Stock is less than the Floor Price for five consecutive trading days, or (y) the Company has issued pursuant to the Convertible Debentures in excess of 95% of the shares of the Common Stock available under the Exchange Cap and has not been cured in accordance with clause (A), (B), or (C) of Section 2(a) of the Convertible Debentures, and (ii) designate an Option 1 Advance Amount under the SEPA. Pursuant to the Side Letter, the proceeds from any advance shall offset an equal amount outstanding under the Convertible Debentures as an optional redemption. During each calendar month, any portion of such proceeds that would result in the cumulative reduction to the outstanding principal under the Convertible Debentures by more than $3.0 million (“Excess Proceeds”) shall be split such that 75% of such Excess Proceeds is paid to the Company pursuant to the terms of the SEPA and 25% of such Excess Proceeds is applied as an optional redemption on the Convertible Debentures. Each monthly Prepayment amount under the Convertible Debentures shall be reduced by any such proceeds applied as an optional redemption in the 30 days prior to the applicable monthly Prepayment date.
The derivative features of the Convertible Debentures are carried on the Company’s consolidated balance sheet at fair value of $14,000 and $0.4 million in Derivative liabilities as of September 30, 2023 and December 31, 2022, respectively. For the nine months ended September 30, 2023 and September 30, 2022, the Company recorded a gain on the change in fair value of derivative liabilities of $0.5 million and $9.1 million. The derivative liabilities associated with the Convertible Debentures will remain in effect until such time as the underlying convertible notes are exercised or terminated (see Note 10 — Derivative Instruments). The Company classified the Convertible Debentures and associated derivative liabilities as current liabilities given a maturity date of less than one year.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The Company received proceeds, net of a 2% original issuance discount, of $34.3 million from Yorkville. Debt issuance costs of $0.3 million were recorded at inception of the Convertible Debentures. Debt discount and issuance costs are amortized through the maturity date of the debenture using the effective interest rate method.
The Convertible Debentures will not be included in the computation of either basic or diluted EPS for the three and nine months ended September 30, 2023 in Note 16 — Net Loss per Share. This financial instrument is not included in basic EPS because it does not represent participating securities. Further, the Convertible Debentures are not included in diluted EPS because the Company reported a net loss from continuing operations for the three and nine months ended September 30, 2023; thus, including these financial instruments would have an antidilutive effect on EPS.
As of September 30, 2023 and December 31, 2022, the Company had a principal balance of $9.0 million outstanding, net of unamortized debt discounts and issuance costs of $1.1 million, and $33.0 million outstanding, net of unamortized debt discounts and issuance costs of $6.2 million, respectively. Amortization of debt discounts and issuance costs, recorded in other income (expense), net, for the three and nine months ended September 30, 2023 totaled $0.8 million and $5.1 million, respectively. The Company recorded interest expense of $0.2 million and $0.9 million in other income (expense), net related to the Convertible Debentures during the three and nine months ended September 30, 2023, respectively. Amortization of debt discounts and issuance costs, recorded in other income (expense), net, for the three and nine months ended September 30, 2022 totaled $0.8 million. The Company recorded interest expense of $0.2 million in other income (expense), net related to the Convertible Debentures during the three and nine months ended September 30, 2022.
Convertible Promissory Note
On August 9, 2022, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) with Aljomaih Automotive Co. (“Aljomaih”) under which the Company agreed to sell and issue to Aljomaih a convertible promissory note with a principal amount of $20.0 million. On August 11, 2022, pursuant to the Note Purchase Agreement, the Company sold and issued $20.0 million in principal amount of a convertible promissory note (the “Original Note”) to Aljomaih. On September 28, 2022, the Company and Aljomaih agreed to amend and restate the Original Note (as amended and restated, the “Note”) to, among other things, adjust the calculation of the shares of the Company’s Common Stock issuable as interest, as described further below.
The Note bears interest at a rate of 10.0% per annum, payable at maturity in validly issued, fully paid and non-assessable shares of Common Stock (“Interest Shares”), unless earlier converted or paid. The Note matures on August 11, 2025. If the 10-day VWAP ending on the trading day immediately prior to the applicable payment date is greater than or equal to the Nasdaq Minimum Price (as defined in the Note) or the Company has received the requisite approval from its stockholders, the number of Interest Shares to be issued will be calculated based on the 10-day; otherwise, the number of Interest Shares to be issued will be based on the Nasdaq Minimum Price. The conversion price for the Note will initially be equal to $2.3817 per share, subject to adjustment in some events pursuant to the terms of the Note. The Company will have the right, in its sole discretion and exercisable at its election by sending notice of such exercise to Aljomaih, to irrevocably fix the method of settlement that will apply to all conversions of Notes. Methods of settlement include (i) physical settlement in shares of Common Stock, (ii) cash settlement determined by multiplying the principal being converted by the 10-day VWAP ending on the trading day immediately prior to the conversion date and dividing by the conversion price, or (iii) a combination of Common Stock and cash.
The Note may not be converted into shares of Common Stock and Interest Shares may not be issued to the extent (i) such conversion or issuance would result in the investor having beneficial ownership of more than 19.99% of the then outstanding shares of the Company’s Common Stock or (ii) the aggregate number of shares issued would exceed the Authorized Share Cap (as defined in the Note).
The Note also includes an optional redemption feature that provides the Company, on or after August 11, 2024, or as otherwise agreed to between the Company and Aljomaih in writing, the right to redeem the outstanding principal and accrued and unpaid interest, upon written notice not less than 5 trading days prior to exercise of the option, in full or in part and without penalty.
The Company accounts for the Note in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, under which the Note was analyzed for the identification of material embedded features that meet the criteria for equity treatment and/or bifurcation and must be recorded as a liability. The Company classified the Note as a non-current liability given a maturity date of greater than one year.

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Notes to Condensed Consolidated Financial Statements
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The Company received proceeds of $20.0 million from Aljomaih. Debt issuance costs of $0.1 million were recorded at inception of the Note. Debt issuance costs are amortized through the maturity date of the Note using the effective interest rate method.
The Note will not be included in the computation of either basic or diluted EPS for the three and nine months ended September 30, 2023 in Note 16 - Net Loss per Share. This financial instrument is not included in basic EPS because it does not represent participating securities. Further, the Note is not included in diluted EPS because the Company reported a net loss from continuing operations for the three and nine months ended September 30, 2023; thus, including these financial instruments would have an antidilutive effect on EPS.
As of September 30, 2023 and December 31, 2022, the Company had a principal balance of $20.0 million outstanding, net of unamortized debt and issuance costs of $0.1 million. Amortization of debt issuance costs, recorded in other income (expense), net, for the three and nine months ended September 30, 2023 was immaterial. The Company recorded interest expense of $0.5 million and $1.5 million in other income (expense), net related to the Note during the three and nine months ended September 30, 2023, respectively.
Note 8 — Investments
Investments in marketable debt securities, available-for-sale as of September 30, 2023 was $0. Amortized cost, gross unrealized gains/losses in accumulated other comprehensive loss and fair value of marketable debt securities, available-for-sale, by type of security as of December 31, 2022 consisted of the following (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:
Corporate debt security	$40,177	$—	$(612)	$39,565
U.S. treasuries	2,201	—	(21)	2,180
Asset-backed security and other	5,324	—	(76)	5,248
Non-U.S. government and supranational bonds	3,685	—	(30)	3,655
	$51,387	$—	$(739)	$50,648
As of September 30, 2023, no allowance for credit losses was recorded related to an impairment of available-for-sale securities.
The Company’s investments in marketable debt securities, available-for-sale that have been in a continuous unrealized loss position by type of security as September 30, 2023 was $0. The Company’s investments in marketable debt securities, available-for-sale that have been in a continuous unrealized loss position by type of security as of December 31, 2022 consisted of the following (in thousands):

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Notes to Condensed Consolidated Financial Statements
Unaudited

	December 31, 2022
	Less than 12 months		12 months or greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt security	$1,789	$(2)	$37,775	$(610)	$39,564	$(612)
US treasuries	—	—	2,181	(21)	2,181	(21)
Asset-backed security and other	—	—	5,248	(76)	5,248	(76)
Non-U.S. government and supranational bonds	—	—	3,655	(30)	3,655	(30)
	$1,789	$(2)	$48,859	$(737)	$50,648	$(739)
Gross realized gains and gross realized losses from the sales of the Company’s marketable debt securities, available-for-sale for the three and nine months ended September 30, 2023 and 2022 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gross realized gains	$—	$—	$—	$—
Gross realized losses	$—	$(78)	$(91)	$(147)
Amortized cost and fair value of marketable debt securities, available-for-sale by contractual maturity as of December 31, 2022 consisted of the following (in thousands, except weighted average data):

	Amortized Cost	Fair Value
Due in one year or less	$51,387	$50,648
Weighted average contractual maturity		0.3 years
Actual maturities may differ from contractual maturities because certain issuers may have the right or obligation to prepay certain obligations with or without penalties.
Note 9 — Equity
Xos Common and Preferred Stock
The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 1,010,000,000 shares. 1,000,000,000 shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). 10,000,000 shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).
Voting Rights: Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).
Preferred Stock: The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any number of the shares of

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the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law (the “DGCL”). The Board of Directors is also expressly authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.
Nasdaq Deficiency Letter: On December 28, 2022, the Company received a deficiency letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days prior to the date of the Letter, the closing bid price for the Common Stock, was below $1.00 per share, which is the minimum closing bid price required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (“Rule 5450(a)(1)”).
Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with a grace period of 180 calendar days, or until June 26, 2023, to meet the minimum bid price requirement of Rule 5450(a)(1) under the listing rules of Nasdaq (the “Minimum Bid Price Requirement”). On June 20, 2023, the Company applied to transfer the listing of the Common Stock and Warrants from The Nasdaq Global Market to The Nasdaq Capital Market.
On June 27, 2023, the Company received approval from the Listing Qualifications Department of Nasdaq to transfer the listing of the Common Stock and Warrants from the Nasdaq Global Market to the Nasdaq Capital Market (the “Approval”). The Common Stock and Warrants transferred to the Nasdaq Capital Market at the opening of business on June 29, 2023. The Common Stock will continue to trade under the symbol “XOS” and the Warrants will continue to trade under the symbol “XOSWW.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, but with less stringent listing requirements, although listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.
In connection with the Approval, the Company has been granted an additional 180-calendar day grace period, or until December 26, 2023, to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement and qualify for continued listing on the Nasdaq Capital Market, the minimum bid price per share of the Common Stock must be at least $1.00 for at least ten consecutive business days during the additional 180-calendar day grace period. If the Company does not regain compliance during this additional grace period, the Common Stock would be subject to delisting by Nasdaq. As part of the Company’s transfer application, the Company notified Nasdaq that in order to regain compliance with the Minimum Bid Price Requirement during the additional grace period, it will implement a reverse stock split. If the Common Stock becomes subject to delisting as a result of the Company’s failure to regain compliance with the Minimum Bid Price Requirement by December 26, 2023, the Company may appeal the decision to a Nasdaq Hearings Panel. In the event of an appeal, the Common Stock would remain listed on the Nasdaq Capital Market pending a written decision by the Nasdaq Hearings Panel following a hearing.
Standby Equity Purchase Agreement
On March 23, 2022, the Company entered into a Standby Equity Purchase Agreement with YA II PN, Ltd. (“Yorkville”), which was subsequently amended on June 22, 2023 (as amended, the "SEPA"), whereby the Company has the right, but not the obligation, to sell to Yorkville up to $125.0 million of shares of its Common Stock at its request any time until February 11, 2026, subject to certain conditions. The Company expects to use any net proceeds for working capital and general corporate purposes.
As consideration for Yorkville’s commitment to purchase shares of Common Stock at the Company’s direction upon the terms and subject to the conditions set forth in the purchase agreement, upon execution of the purchase agreement, the Company issued 18,582 shares of common stock to Yorkville.
On June 22, 2023, the Company and Yorkville entered into the First Amendment to SEPA (the “SEPA Amendment”), in which the Company and Yorkville agreed to: (1) change the calculation of the purchase price of an Option 1 Advance (as defined in the SEPA) from an average of the daily VWAP of the Common Stock during a three-day pricing period to the lowest VWAP

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Notes to Condensed Consolidated Financial Statements
Unaudited
during such three-day pricing period; (2) change the denomination of any requested advances from the Company to Yorkville under the SEPA from dollars to shares; (3) increase Yorkville’s beneficial ownership limitation under the SEPA from 4.99% to 9.99% of the outstanding Common Stock, provided that if any portion of an advance under the SEPA would cause Yorkville to exceed the beneficial ownership limitation due to Yorkville’s ownership of the Company’s securities convertible into Common Stock, then the maximum number of shares of Common Stock that such securities will be convertible into will be reduced by the number of shares of Common Stock included in such advance for such period that Yorkville holds such shares of common stock covered by such advance and the number of shares of Common Stock covered by such advance will not be reduced; (4) extend the commitment period to February 11, 2026 and (5) make other administrative and drafting changes.
Pursuant to Side Letter, the Company and Yorkville agreed, among other things, to remove the restriction in the Securities Purchase Agreement on the Company’s ability to effect an advance under the SEPA, subject to certain conditions while the Convertible Debentures remain outstanding. The proceeds from any advance under the SEPA will offset an equal amount outstanding under the Convertible Debentures as an optional redemption. During each calendar month, any portion of such proceeds that would result in the cumulative reduction to the outstanding principal under the Convertible Debentures by more than $3.0 million (“Excess Proceeds”) shall be split such that 75% of such Excess Proceeds is paid to the Company pursuant to the terms of the SEPA and 25% of such Excess Proceeds is applied as an optional redemption of the Convertible Debentures. Each monthly Prepayment amount under the Convertible Debentures shall be reduced by any such optional redemptions in the 30 days prior to the applicable Prepayment date.
As of September 30, 2023 and December 31, 2022, the remaining commitment available under the agreement was $119.5 million and $120.7 million, respectively. However, our ability to fully utilize the remaining commitment amount may be limited by various factors, including, but not limited to, the availability of an effective registration statement permitting the resale of such shares of Common Stock.
Note 10 — Derivative Instruments
Public and Private Placement Warrants
As of September 30, 2023, the Company had 18,633,301 Public Warrants and 199,997 Private Placement Warrants outstanding, with fair values of $0.5 million and $5,100, respectively.
The Public Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire on August 20, 2026 or earlier upon redemption or liquidation. The Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants became exercisable; provided that the Company has an effective registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Warrants on a cashless basis under the circumstances specified in the warrant agreement). A registration statement was filed with the SEC covering the issuance of the Common Stock issuable upon exercise of the Warrants, and the Company will use its commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Common Stock until the Public Warrants expire or are redeemed. If the shares of Common Stock are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Common Stock issuable upon exercise of the Private Placement Warrants were not transferable, assignable or salable until September 19, 2021, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

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Notes to Condensed Consolidated Financial Statements
Unaudited
Redemption of Warrants for cash when the price per Common Stock equals or exceeds $18.00:
Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except as described above with respect to the Private Placement Warrants):
•in whole and not in part;
•at a price of $0.01 per Warrant;
•upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and
•if, and only if, the last reported sale price of Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).
The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Warrants for Common Stock when the price per share equals or exceeds $10.00:
Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (including both Public Warrants and Private Placement Warrants):
•in whole and not in part;
•at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Common Stock;
•if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like); and
•if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.
The “fair market value” of Common Stock shall mean the average reported last sale price of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.
In no event will the Company be required to net cash settle any Warrant. The Warrants may also expire worthless.
Embedded Derivative Liabilities on Convertible Debentures
The Convertible Debentures are principally debt financial instrument hosts containing various embedded features and options. Upon analysis of these features and options, the Company identified one option present within both Convertible Debentures which required bifurcation from the host debt contract upon issuance of each debenture and subsequent periodic valuation under ASC 815. The Company estimates the fair value of the embedded features using a Monte Carlo simulation (see Note 17 — Fair Value Measurements). The carrying value of the embedded derivatives on the Convertible Debentures were recorded as derivative liabilities on the consolidated balance sheets and changes in fair value are reflected within the consolidated statements of operations and comprehensive loss.

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Notes to Condensed Consolidated Financial Statements
Unaudited
Note 11 — Share-Based Compensation
2018 Stock Plan
On November 27, 2018, the Legacy Xos’ board of directors and stockholders adopted the 2018 Stock Plan. There are no shares available for issuance under the 2018 Stock Plan; however, the 2018 Stock Plan continues to govern the terms and conditions of the outstanding awards granted under the 2018 Stock Plan.
As of September 30, 2023, there were 697,388 Options outstanding under the 2018 Stock Plan. The amount and terms of Option grants were determined by the board of directors of Legacy Xos. The Options granted under the 2018 Stock Plan generally expire within 10 years from the date of grant and generally vest over 4 years, at the rate of 25% on the first anniversary of the date of grant and ratably on a monthly basis over the remaining 36-month period thereafter based on continued service.
Stock option activity during the nine months ended September 30, 2023 consisted of the following:

	Options	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Years	Intrinsic Value
December 31, 2022 — Options outstanding	1,572,451	$0.02	$0.02	7.14	$670,451
Granted	—	—	—
Exercised	1,647	0.02	0.02
Forfeited	808	0.02	0.02
March 31, 2023 — Options outstanding	1,569,996	$0.02	$0.02	6.90	$798,297
Granted	—	—	—
Exercised	469,525	0.02	0.02
Forfeited	344,745	0.02	0.02
June 30, 2023 — Options outstanding	755,726	$0.01	$0.02	6.06	$151,188
Granted	—	—	—
Exercised	40,079	0.02	0.02
Forfeited	18,259	0.03	0.03
September 30, 2023 — Options outstanding	697,388	$0.01	$0.02	5.82	$227,863
September 30, 2023 — Options vested and exercisable	665,554	$0.01	$0.02	5.77	$217,693
Aggregate intrinsic value represents the difference between the exercise price of the options and the fair value of the Company’s common stock. The aggregate intrinsic value of options exercised during the three months ended September 30, 2023 and 2022 were approximately $10,000 and $5,000, respectively. The aggregate intrinsic value of options exercised during the nine months ended September 30, 2023 and 2022 were approximately $190,000 and $120,000, respectively.
The Company estimates the fair value of options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company's share price over the expected term, expected risk-free rate and expected dividend yield rate. There were no option grants during the three and nine months ended September 30, 2023 and 2022.
2021 Equity Plan
On August 19, 2021 the Company’s stockholders approved the 2021 Equity Plan, which was ratified by the Company’s board of directors on August 20, 2021. The 2021 Equity Plan provides for the grant of incentive stock options (“ISOs”), within the

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Notes to Condensed Consolidated Financial Statements
Unaudited
meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) to employees, including employees of any parent or subsidiary, and for the grant of no statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, RSUs, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of Xos’ affiliates.
As of September 30, 2023, there were 6,739,555 shares of Common Stock available for issuance under the 2021 Equity Plan.
RSU activity during the nine months ended September 30, 2023 consisted of the following:

	RSUs	Weighted Average Grant Date Fair Value	Weighted Average Fair Value
December 31, 2022 — RSU outstanding	10,308,272	$1.45	$4,565,534
Granted	1,156,455	0.83	969,652
Vested	1,590,991	1.02	1,089,668
Forfeited	650,204	1.21	514,189
March 31, 2023 — RSU outstanding	9,223,532	$1.47	$4,842,354
Granted	15,963,747	0.48	8,217,614
Vested	1,833,356	1.25	988,109
Forfeited	1,687,077	1.31	700,893
June 30, 2023 — RSU outstanding	21,666,846	$0.77	$4,714,706
Granted	463,232	0.33	152,809
Vested	2,058,751	1.14	759,626
Forfeited	777,501	0.79	274,023
September 30, 2023 — RSU outstanding	19,293,826	$0.72	$6,633,217
The Company’s recognized stock-based compensation expense (including earn-out RSUs) in the condensed consolidated statements of operations and comprehensive loss during the three and nine months ended September 30, 2023, totaling approximately $2.2 million and $6.3 million, and September 30, 2022, totaling approximately $1.3 million and $3.8 million, respectively, which consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Cost of goods sold	$91	$106	$357	$333
Research and development	470	171	1,428	525
Sales and marketing	257	211	782	306
General and administrative	1,424	793	3,741	2,587
Total	$2,242	$1,281	$6,308	$3,751
The unamortized stock-based compensation expense was $12.2 million as of September 30, 2023, and weighted average remaining amortization period as of September 30, 2023 was 2.59 years.
The aggregate fair value of RSUs that vested was $0.8 million and $2.8 million during the three and nine months ended September 30, 2023, respectively.

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Notes to Condensed Consolidated Financial Statements
Unaudited
Note 12 — Property and Equipment, net
Property and equipment, net consisted of the following at September 30, 2023 and December 31, 2022 (in thousands):

	September 30, 2023	December 31, 2022
Equipment	$7,544	$7,595
Finance lease assets	7,991	9,283
Furniture and fixtures	173	173
Company vehicles	1,986	1,389
Leasehold improvements	1,401	1,401
Computers, software and related equipment	3,077	2,865
Construction in progress	347	346
Property and equipment, gross	22,519	23,052
Accumulated depreciation	(6,978)	(4,471)
Property and equipment, net	$15,541	$18,581
Depreciation expense during each of the three months ended September 30, 2023 and 2022 totaled $1.9 million and $0.5 million, respectively. Depreciation expense during each of the nine months ended September 30, 2023 and 2022 totaled $3.3 million and $1.2 million, respectively.
Note 13 — Commitments and Contingencies
Legal Contingencies
Legal claims may arise from time to time in the normal course of business, the results of which may have a material effect on the Company’s accompanying unaudited condensed consolidated financial statements. As of September 30, 2023 and December 31, 2022, the Company was not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Note 14 — Related Party Transactions
The Company leased property in North Hollywood, California from the Valley Industrial Properties which is owned by the Sunseeker Trust. The Sunseeker Trust is an irrevocable trust with the beneficiary being the mother of the CEO, Dakota Semler. The lease expired during April 2022 and the Company continued to lease the space on a month-to-month basis through December 31, 2022. Rent expense during the three months ended September 30, 2023 and 2022 amounted to $0, and $35,000, respectively. Rent expense during the nine months ended September 30, 2023 and 2022 amounted to $0 and $106,000, respectively.
The Company had a contract manufacturing agreement with Fitzgerald Manufacturing Partners to provide manufacturing services, which was terminated during June 2023. The owner of Fitzgerald Manufacturing Partners is a stockholder of the Company. We also have lease agreements with Fitzgerald Manufacturing Partners, for which we recorded rent expense of $0.2 million and $0.2 million during each of the three months ended September 30, 2023 and 2022. Rent expense for the each of the nine months ended September 30, 2023 and 2022 was $0.5 million and $0.5 million, respectively.
Note 15 — Income Taxes
The effective tax rate during the three months ended September 30, 2023 and 2022 was (0.02)% and 0%, respectively. The effective tax rate during the nine months ended September 30, 2023 and 2022 was (0.02)% and (0.01)%, respectively. State taxes coupled with losses not benefited resulted in an effective tax rate below the statutory tax rate of 21% for the nine months ended September 30, 2023.
The Company recognizes tax benefits related to positions taken, or expected to be taken, on its tax returns, only if the positions are "more-likely-than-not" sustainable. Once this threshold has been met, the Company's measurement of its expected tax

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
benefits is recognized in its financial statements. The Company does not have any uncertain tax positions that meet this threshold as of September 30, 2023 and December 31, 2022.
The Company files income tax returns with the Internal Revenue Service and the taxing authorities of various states. The tax periods 2018 through 2022 remain open in most jurisdictions. The Company is not currently under examination by income tax authorities in any federal or state jurisdiction.
At September 30, 2023, the Company's deferred income taxes were in a net asset position mainly due to deferred tax assets generated by net operating losses. The Company assesses the likelihood that its deferred tax assets will be realized. A full review of all positive and negative evidence needs to be considered, including the Company's current and past performance, the market environments in which the Company operates, the utilization of past tax credits, the length of carryback and carryforward periods, and tax planning strategies that might be implemented. Management believes that, based on a number of factors, it is more likely than not that all or some portion of the deferred tax assets may not be realized; accordingly, the Company has provided a valuation allowance against its net deferred tax assets at September 30, 2023 and December 31, 2022.

Note 16 — Net Loss per Share
Basic and diluted net loss per share during the three and nine months ended September 30, 2023 and 2022 consisted of the following (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Numerator:
Net loss	$(14,107)	$(19,962)	$(62,016)	$(53,638)
Basic
Net loss attributable to common stockholders — basic	(14,107)	(19,962)	(62,016)	(53,638)
Diluted
Less: change in fair value of derivative liabilities, net of tax	—	(3,967)	—	(3,967)
Add: interest expense on convertible debentures, net of tax	—	953	—	953
Net loss attributable to common stockholders — diluted(1)	(14,107)	(22,976)	(62,016)	(56,652)
Denominator:
Basic
Weighted average common shares outstanding — basic	176,291	165,901	172,129	164,379
Basic net loss per share	(0.08)	(0.12)	(0.36)	(0.33)
Diluted
Weighted average common shares outstanding from above	176,291	165,901	172,129	164,379
Add: dilutive effect of convertible debentures	—	8,217	—	2,769
Weighted average common shares outstanding — diluted(1)	176,291	174,118	172,129	167,148
Diluted net loss per share	(0.08)	(0.13)	(0.36)	(0.34)
____________
(1)Net loss attributable to common stockholders, diluted during the three and nine months ended September 30, 2023 excludes adjustments related to the change in fair value of derivative liabilities, interest expense and amortization of discounts and issuance costs related to Convertible Debentures. Additionally, weighted average common shares outstanding, diluted as of the three and nine months ended September 30, 2023 excludes the if-converted shares related to Convertible Debentures. These

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
adjustments were excluded from the calculation of diluted net loss per share as they would have an antidilutive effect (see Note 7 - Convertible Notes).
Potential shares that were excluded from the computation of diluted net income (loss) per share because their effect was anti-dilutive as of September 30, 2023 and 2022 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Contingent earn-out shares	16,422	16,422	16,422	16,422
Common stock public and private warrants	18,833	18,833	18,833	18,833
Restricted stock units	19,294	5,812	19,294	5,812
Stock options	697	1,680	697	1,680
Convertible debt	59,112	8,397	71,025	8,397

Note 17 — Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability.
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the tables below, this hierarchy consists of three broad levels:
•Level 1: Quoted prices in active markets for identical assets and liabilities.
•Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.
•Level 3: Significant inputs to the valuation model are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments in marketable debt securities, available-for-sale, accounts payable, other current liabilities, warrants, earn-out shares liability, convertible debt and the associated derivative liability. The fair value of cash and accounts receivable approximates carrying value due to their short-term maturity.
As required by ASC 820, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Derivative financial instruments which are required to be measured at fair value on a recurring basis are measured at fair value using Level 3 inputs for all periods presented. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Assets and liabilities carried at fair value on a recurring basis as of September 30, 2023 and December 31, 2022 consisted of the following (in thousands):

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	September 30, 2023
	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and Cash Equivalents(1):
Money market funds	$8,804	$8,804	$—	$—
Total Financial Assets	$8,804	$8,804	$—	$—

Financial Liabilities:
Private Placement Warrants	$5	$—	$5	$—
Public Warrants	522	522	—	—
Derivative Liabilities	14	—	—	14
Contingent Earn-out Shares liability	115	—	—	115
Total Financial Liabilities	$656	$522	$5	$129
____________
(1) Included in total cash and cash equivalents in the condensed consolidated balance sheets.

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and Cash Equivalents(1):
Money market funds	$22,481	$22,481	$—	$—
Corporate debt security	2,199	2,199	—	—
	24,680	24,680	—	—
Short-Term Investments:
U.S. treasuries	2,181	2,181	—	—
Corporate debt security	39,564	—	39,564	—
Asset-backed security and other	5,248	—	5,248	—
Non-U.S. government and supranational bonds	3,655	—	3,655	—
	50,648	2,181	48,467	—
Total Financial Assets	$75,328	$26,861	$48,467	$—

Financial Liabilities:
Private Placement Warrants	$7	$—	$7	$—
Public Warrants	654	654	—	—
Derivative Liabilities	405	—	—	405
Contingent Earn-out Shares liability	564	—	—	564
Total Financial Liabilities	$1,630	$654	$7	$969
____________
(1) Included in total cash and cash equivalents in the condensed consolidated balance sheets.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The changes in the fair value of Level 3 financial liabilities during the three months ended September 30, 2023 consisted of the following (in thousands):

	Derivative Liabilities on Convertible Debentures	Contingent Earn-Out Shares Liability
Fair value, beginning of period	$11	$47
Change in fair value during the period	3	68
Fair value, end of period	$14	$115
The changes in the fair value of Level 3 financial liabilities during the nine months ended September 30, 2023 consisted of the following (in thousands):

	Derivative Liabilities on Convertible Debentures	Contingent Earn-Out Shares Liability
Fair value, beginning of period	$405	$564
Recognition of earn-out RSUs	—	(6)
Change in fair value during the period	(391)	(443)
Fair value, end of period	$14	$115
Significant unobservable inputs related to Level 3 earn-out shares liability consisted of the following as of September 30, 2023:

	September 30, 2023	December 31, 2022
Stock price	$0.34	$0.44
Stock price volatility	80%	80%
Expected term	2.89 years	3.64 years
Risk-free interest rate	4.8%	4.2%
Significant unobservable inputs related to Level 3 derivative liabilities consisted of the following:

	September 30, 2023	December 31, 2022
Stock price	$0.34	$0.44
Stock price volatility	80%	80%
Expected term	0.37 years	0.86 years
Risk-free interest rate	5.4%	4.6%

Note 18 — Subsequent Events
Convertible Debentures
Pursuant to the Convertible Debentures, as a result of the daily VWAP being less than the Floor Price for five consecutive trading days, the Company was required to make, and made, prepayments to Yorkville in the amounts of $3.2 million on October 4, 2023 and $3.2 million on November 6, 2023. The Floor Price was $0.59 as of the date of this Report.

Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis provides information which Xos’ management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the unaudited condensed consolidated financial statements and related notes that are included in this Report. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report and our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors”. Unless the context otherwise requires, references in this “Xos Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Xos and its consolidated subsidiaries.
Overview
We are a leading fleet electrification solutions provider committed to the decarbonization of commercial transportation. We design and manufacture Class 5-8 battery-electric commercial vehicles that travel on last-mile, back-to-base routes of up to 200 miles per day. We also offer charging infrastructure products and services to support electric vehicle fleets. Our proprietary fleet management software integrates vehicle operation and vehicle charging to provide commercial fleet operators a more seamless and cost-efficient vehicle ownership experience than traditional internal combustion engine counterparts.
We currently manufacture a Class 5-6 MD X-Platform with multiple body options to address different customer use cases, including parcel delivery, linen, food & beverage, and armored cash transport. In May 2022, we launched our Class 7-8 HD X-Platform.
Our X-Platform (our proprietary, purpose-built vehicle chassis platform) and X-Pack (our proprietary battery system) provide modular features that allow us to accommodate a wide range of last-mile applications and enable us to offer clients at a lower total cost of ownership compared to traditional diesel fleets. The X-Platform and X-Pack were both engineered to be modular in nature to allow fleet operators to customize their vehicles to fit their commercial applications (e.g., upfitting with a specific vehicle body and/or tailoring battery range).
Through our Powered by Xos™ business we also provide mix-use powertrain solutions for off-highway, industrial and other commercial equipment such as forklifts. Our powertrain offerings encompass a broad range of solutions, including high-voltage batteries, power distribution and management componentry, battery management systems, system controls, inverters, electric traction motors and auxiliary drive systems.
Xos Energy Solutions™ is our comprehensive charging infrastructure through which we offer charging equipment, mobile energy storage, and turnkey infrastructure services to help traditional fleets accelerate electric fleet transition by maximizing incentive capture and reducing implementation lead times and costs. Xos Energy Solutions™ provides customers with full service project management, electric vehicle chargers and charging equipment, and solutions for charging infrastructure installation. This service is available to customers whether they use Xos trucks, competitor trucks, or a mixed fleet.
We have also developed a fleet management platform called Xosphere™ that interconnects vehicle, maintenance, charging, and service data. The Xosphere™ is aimed at minimizing electric fleet TCO through fleet management integration. This comprehensive suite of tools allows fleet operators to monitor vehicle and charging performance in real-time with in-depth telematics; reduce charging cost; optimize energy usage; and manage maintenance and support with a single software tool.
Our Fleet-as-a-Service offering facilitates the transition from traditional internal combustion engine (“ICE”) vehicles to battery-electric vehicles and provides fleet operators with a comprehensive set of solutions and products by which to transition and operate an electric fleet. Our Fleet-as-a-Service offering includes, but is not limited to (i) charging solutions via Xos Energy Services™; (ii) vehicle telematics and over-the-air (OTA) updates via Xosphere™; (iii) service; (iv) risk mitigation products; and (v) and financing through our partners. Fleet-as-a-Service integrates services into a bundled service package to reduce cost and improve efficiency in fleet electrification. Fleet-as-a-Service is intended to increase the lifetime revenue of each vehicle sold by Xos. We plan to continue to expand on this offering through both in-house developments and offerings through industry-leading partners. In addition to a competitive vehicle purchase price, our technology can also drive savings throughout ownership through increased vehicle uptime, greater payload capacity and reduced service expense. Ninety percent of vehicles in our targeted segments operate on routes under 200 miles per shift (referred to as “last-mile” routes). Vehicles that fulfill these predictable last-mile routes generally return to base hubs on a daily basis. Such vehicles are ideal candidates for electrification as operators are able to connect them to dedicated charging infrastructure at return-to-base hubs. Our modular and cost-effective vehicles have been on the road and in customers’ hands since 2018, further validating the durability of satisfaction with our vehicles.
During the nine months ended September 30, 2023, we delivered 171 vehicles (including leases) and 3 powertrains. During the three months ended September 30, 2023, we delivered 104 vehicles and 1 powertrain. During the nine months ended September 30, 2022, we delivered 211 vehicles and 6 powertrains. During the three months ended September 30, 2022, we delivered 84 vehicles and 4 powertrains. Actual sales performance during the current period is down due to ongoing charging infrastructure and supply chain delays.
We have taken a conservative approach to capital investment with our Flex manufacturing strategy, which leverages our strategic partners’ existing facilities and labor to assemble our products. This strategy will enable us to scale our operations in a capital efficient manner and in lockstep with market demand. Our current flex facility is located in Byrdstown, Tennessee and utilizes the facilities of Fitzgerald Manufacturing Partners, LLC, the largest manufacturer of glider kits in the United States. The flex facility is designed to manufacture an estimated 5,000 vehicles per year once fully tooled.
During the nine months ended September 30, 2023, we generated $24.8 million in revenue (or 95% of revenue) from vehicle and powertrain sales, $0.4 million (or 2% of revenue) from Fleet-as-a-Service revenue, and 1.0 million (or 3% of revenue) from ancillary revenue. During the nine months ended September 30, 2022, we generated $26.4 million in revenue (or 95% of revenue) from vehicle and powertrain sales, $0.4 million (or 2% of revenue) from Fleet-as-a-Service revenue, and $1.0 million (or 3% of revenue) from ancillary revenue.
We believe our growth in the coming years is supported by the strong secular tailwinds of an increased focus on the impact of climate change and the growth of e-commerce and last-mile delivery. Commercial trucks are the largest emitters of greenhouse gases per capita in the transportation industry. The U.S. federal, state and foreign governments, along with corporations such as FedEx, UPS and Amazon, have set ambitious goals to reduce greenhouse gas emissions. Simultaneously, e-commerce continues to grow rapidly and has been accelerated by changes in consumer purchasing behavior during the COVID-19 pandemic. We believe the increased regulation relating to commercial vehicles, the launch of sustainability initiatives from leading financial and corporate institutions and the rapid growth of last-mile logistics will fuel accelerated adoption of our products worldwide.
Recent Developments
In October 2023 we conducted a reduction in force to reduce costs, streamline our organizational structure and drive operational efficiencies. The plan included total workforce reductions of approximately 17% of our employees, reorganizing certain functions and reallocating resources to continue to focus on key strategic initiatives and unit deliveries.
Key Factors Affecting Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed in this Report.
Successful Commercialization of our Products and Services
We expect to derive future revenue from sales of our vehicles, battery systems and Fleet-as-a-Service offering. As many of these products are in development, we will require substantial additional capital to continue developing our products and services and bring them to full commercialization as well as fund our operations for the foreseeable future. Until we can generate sufficient revenue from product sales, we expect to finance a substantial portion of our operations through commercialization and production with proceeds from the Business Combination, the SEPA, the Convertible Debentures, the Convertible Note (as defined below) and any future capital raising efforts. The amount and timing of our future funding requirements, if any, will depend on many factors, including the pace and results of our commercialization efforts.
Customer Demand
We have sold a limited number of our vehicles to our existing customers, have agreements with future customers and have received interest from other potential customers. The sales of our vehicles and services to our existing and future customers will be an important indicator of our performance.

Supply Chain Management
As described more fully below, there are certain areas of our supply chain that have been disrupted due to global economic conditions and the prolonged effect of the COVID-19 pandemic. Our ability to find alternative solutions to meet customer demands will affect our financial performance.
Global economic conditions, which the COVID-19 pandemic has contributed to, while generally seeing some minor and gradual improvements, continues to impact our ability to procure and our suppliers’ ability to produce certain critical inventory items. The speed and nature of the recovery in response to the pandemic has been slow, placing a burden on our supply chain management, including but not limited to the following areas:
•Semiconductor chip shortage: The global silicon semiconductor industry has experienced a shortage in supply and difficulties in ability to meet customer demand. This shortage has led to an increase in lead-times of production of semiconductor chips and other highly engineered components since the beginning of 2020.
•Battery cells: The battery cell industry is facing a shortage in supply which is causing suppliers to both limit customer allocations and provide no cost relief.
•Supply limitation on vehicle bodies and aluminum: Vehicle body suppliers are currently experiencing elevated pricing or a shortage of key materials such as aluminum.
In addition, efforts to impact direct material cost reductions from re-sourcing direct material, reengineering our solution, and finding new sources of supply, has also impacted our ability to source critical components in the short term. Despite these supply chain disruptions, we have taken significant measures to source inventory for our vehicles and our supply chain purchasing team has been working with vendors to find alternate sources of supply for critical components, including placing orders in advance of projected need to try and offset disruptions. In spite of the various measures taken to minimize the impact of these supply limitations, we continue to experience uncertainty that all inventory will be able to be delivered in time for production plans.
The unpredictability of supply availability could lead to previously unforeseen cost and delivery pressures on certain material and logistical costs in the remainder of 2023. As the Company accelerates execution of its strategic plans, we will endeavor to be strategic in our cost action plans, including working with various vendors and service providers to provide us cost-effective arrangements.
Impact of COVID-19
As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic as well as the pandemic’s impact on the U.S. and global economies. During the nine months ended September 30, 2023, despite the continued COVID-19 pandemic, we continued to operate our business at full capacity, including all of our manufacturing and research and development operations, with the adoption of enhanced health and safety practices. Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, impacted in the near term as a result of these conditions.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include the accounts of Xos and its wholly owned subsidiaries, Xos Fleet, Inc., and Xos Services, Inc. (f/k/a Rivordak, Inc.). All significant intercompany accounts and transactions have been eliminated in consolidation. All long-lived assets are maintained in, and all losses are attributable to, the United States.
Currently, we conduct business through one operating segment. We are an early-stage growth company with minimal commercial operations and our activities to date have been conducted primarily within North America. For more information about our basis of operations, refer to Note 1 - Description of Business in the accompanying unaudited condensed consolidated financial statements.

Components of Results of Operations
Revenue
To date, we have primarily generated revenue from the sale of electric step vans, stripped chassis vehicles and battery systems. Our stripped chassis is our vehicle offering that consists of our X-Platform electric vehicle base and X-Pack battery systems, which customers can upfit with their preferred vehicle body. As we continue to expand our commercialization, we expect our revenue to come from these products and other vehicle offerings including chassis cabs, which will feature our chassis and powertrain with the inclusion of a proprietary designed cab, and tractors, a shortened version of the chassis cab designed to haul trailers (also known as “day cabs”), that travel in last-mile use cases. In addition, we also offer service offerings, such as Fleet-as-a-Service, which is a full suite of service offerings that includes Xos Energy Solutions™, our energy solutions offering and Xosphere™, our fleet management platform.
Revenue consists of product sales, inclusive of shipping and handling charges, net of estimates for customer allowances, Fleet-as-a-Service product offerings, and leasing. Revenue is measured as the amount of consideration we expect to receive in exchange for delivering products. All revenue is recognized when we satisfy the performance obligations under the contract. We recognize revenue by delivering the promised products to the customer, with the revenue recognized at the point in time the customer takes control of the products. For shipping and handling charges, revenue is recognized at the time the products are delivered to or picked up by the customer. For leasing, revenue is recognized on a straight line basis over the term of the lease agreement. The majority of our current contracts have a single performance obligation, which is met at the point in time that the product is delivered, and title passes, to the customer, and are short term in nature.
Cost of Goods Sold
Cost of goods sold includes materials and other direct costs related to production of our vehicles, including components and parts, batteries, direct labor costs and manufacturing overhead, among others. Cost of goods sold also includes material and other direct costs related to the production and assembly of powertrains and battery packs as well as materials and other costs incurred related to charging infrastructure installation. Materials include inventory purchased from suppliers, as well as assembly components that are assembled by company personnel, including allocation of stock-based compensation expense. Direct labor costs relate to the wages of those individuals responsible for the assembly of vehicles, powertrain units and batteries delivered to customers. Cost of goods sold also includes depreciation expense on property and equipment related to cost of goods sold activities, calculated over the estimated useful life of the property and equipment on a straight-line basis. Upon property and equipment retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive loss, allocated to cost of goods sold.
Cost of goods sold includes reserves for estimated warranty expenses as well as reserves for estimated returns of vehicles. Additionally, cost of goods sold includes adjustments for the results of physical inventory counts. Cost of goods sold also includes reserves to write down the carrying value of our inventory to their net realizable value and to provide for any excess or obsolescence.
We are continuing to undertake efforts to find more cost-effective vendors and sources of parts and raw materials to lower our overall cost of production. Direct labor and overhead costs relate primarily to expenses incurred through our third-party manufacturing partners. We expect these expenses to increase in future periods as production volume increases to meet expected growth in customer demand.
General and Administrative Expenses
General and administrative (“G&A”) expenses consist of personnel-related expenses, outside professional services, including legal, audit and accounting services, as well as expenses for facilities, non-sales related travel, and general office supplies and expenses. Personnel-related expenses consist of salaries, benefits, allocations of stock-based compensation, and associated payroll taxes. Overhead items including rent, insurance, utilities, and other items are included as G&A expenses. G&A expenses also include depreciation expense on property and equipment related to G&A activities, calculated over the estimated useful life of the property and equipment on a straight-line basis. Upon property and equipment retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive loss, allocated to G&A.
We expect that our G&A will start to decrease for the foreseeable future primarily due to lower headcount driven by our reduction in workforce.

Research and Development Expenses
Research and development (“R&D”) expenses consist primarily of costs incurred for the design and development of our vehicles and battery systems, which include:
•expenses related to materials and, supplies consumed in the development and modifications to existing vehicle designs, new vehicle designs contemplated for additional customer offerings, and our battery pack design;
•fees paid to third parties such as consultants and contractors for engineering and computer-aided design work on vehicle designs and other third-party services; and
•payroll expense for employees primarily engaged in R&D activities, including allocation of stock-based compensation expense.
We expect our research and development costs to decrease for the foreseeable future primarily due to lower headcount driven by our reduction in workforce.
Sales and Marketing Expenses
Sales and marketing (“S&M”) expenses consist primarily of expenses related to our marketing of vehicles and brand initiatives, which includes:
•travel expenses of our sales force who are primarily responsible for introducing our platform and offerings to potential customers;
•web design, marketing and promotional items, and consultants who assist in the marketing of the Company;
•payroll expense for employees primarily engaged in S&M activities, including allocation of stock-based compensation expense; and
•depreciation expense on property and equipment related to S&M activities, calculated over the estimated useful life of the property and equipment on a straight-line basis. Upon property and equipment retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive loss, allocated to S&M.
We expect these expenses to decrease for the foreseeable future primarily due to lower headcount driven by our reduction in workforce.
Other Income (Expense), Net
Other income (expense), net primarily includes interest income from our investments in marketable debt securities, available-for-sale, interest paid on our equipment leases and interest expense related to our financing obligations, including the amortization for debt discount and issuance costs.
Change in Fair Value of Derivatives
Change in fair value of derivative instruments relates to Common Stock warrant liability assumed as part of the Business Combination and the conversion feature on the convertible notes issued in prior years and derivative features of the Convertible Debentures issued on August 11, 2022 and September 21, 2022. Changes in the fair value relate to remeasurement of our public and private placement warrants to fair value as of any respective exercise date and as of each subsequent balance sheet date and mark-to-market adjustments for derivative liabilities each measurement period.
Change in Fair Value of Contingent Earn-out Shares Liability
The contingent earn-out shares liability was established as part of the Business Combination. Changes in the fair value relate to remeasurement to fair value as of each subsequent balance sheet date.

Results of Operations
Comparison of the Three and Nine Months Ended September 30, 2023 and 2022
The following table sets forth our historical operating results for the periods indicated:

	For the Three Months Ended September 30,
(in thousands)	2023	2022	$ Change	% Change
Revenues	$16,696	$11,008	$5,688	52%
Cost of goods sold	14,711	21,759	(7,048)	(32)%
Gross profit (loss)	1,985	(10,751)	12,736	(118)%
Operating expenses
General and administrative	8,546	9,470	(924)	(10)%
Research and development	4,516	8,573	(4,057)	(47)%
Sales and marketing	1,548	2,345	(797)	(34)%
Total operating expenses	14,610	20,388	(5,778)	(28)%
Loss from operations	(12,625)	(31,139)	18,514	(59)%
Other expense, net	(1,726)	(1,334)	(392)	29%
Change in fair value of derivative instruments	315	5,857	(5,542)	(95)%
Change in fair value of earn-out shares liability	(68)	6,654	(6,722)	(101)%
Loss before provision for income taxes	(14,104)	(19,962)	5,858	(29)%
Provision for income taxes	3	—	3	100%
Net Loss	$(14,107)	$(19,962)	$5,855	(29)%

	For the Nine Months Ended September 30,
(in thousands)	2023	2022	$ Change	% Change
Revenues	$26,147	$27,805	$(1,658)	(6)%
Cost of goods sold	28,764	49,859	(21,095)	(42)%
Gross loss	(2,617)	(22,054)	19,437	(88)%
Operating expenses
General and administrative	29,961	30,991	(1,030)	(3)%
Research and development	15,446	24,493	(9,047)	(37)%
Sales and marketing	5,113	7,891	(2,778)	(35)%
Total operating expenses	50,520	63,375	(12,855)	(20)%
Loss from operations	(53,137)	(85,429)	32,292	(38)%
Other expense, net	(9,840)	(1,479)	(8,361)	nm(1)
Change in fair value of derivative instruments	525	9,125	(8,600)	(94)%
Change in fair value of earn-out shares liability	443	24,148	(23,705)	(98)%
Loss before provision for income taxes	(62,009)	(53,635)	(8,374)	16%
Provision for income taxes	7	3	4	133%
Net Loss	$(62,016)	$(53,638)	$(8,378)	16%
___________
(1) Percentage changes greater than or equal to 400% are not meaningful and noted as “nm” in the table above.

Revenues
Our total revenues increased by $5.7 million, or 52%, from $11.0 million in the three months ended September 30, 2022 to $16.7 million in the three months ended September 30, 2023, primarily driven by an increase in unit sales and an increase in average selling price. During the three months ended September 30, 2023, we sold 104 stepvans and 1 powertrain, compared to 84 stepvans and 4 powertrains during the three months ended September 30, 2022.
Our total revenues decreased by $1.7 million, or 6%, from $27.8 million in the nine months ended September 30, 2022 to $26.1 million in the nine months ended September 30, 2023, primarily driven by a decrease in unit sales, offset by an increase average selling price. During the nine months ended September 30, 2023, we sold 171 stepvans (including leases) and 3 powertrains, compared to 211 stepvans and 6 powertrains during the nine months ended September 30, 2022.
Cost of Goods Sold
Cost of goods sold decreased by $7.1 million, or 32%, from $21.8 million in the three months ended September 30, 2022 to $14.7 million in the three months ended September 30, 2023. The decrease in cost of goods sold is directly attributable to the decrease of (i) $2.3 million in direct labor, manufacturing overhead, and freight, (ii) $4.6 million in inventory reserves and associated write-downs of inventories to its net realizable value, and (iii) $1.6 million in unfavorable physical inventory count and other adjustments. These decreases were offset by increases of (i) $0.8 million in direct materials driven by increased unit sales and (ii) $0.6 million in warranty reserves.
Cost of goods sold decreased by $21.1 million, or 42%, from $49.9 million in the nine months ended September 30, 2022 to $28.8 million in the nine months ended September 30, 2023. The decrease in cost of goods sold is directly attributable to the decrease in our product revenue and associated decreases of (i) $8.3 million in direct materials, (ii) $3.7 million in direct labor, manufacturing overhead, and freight, (iii) $2.5 million in inventory reserves and associated write-downs of inventories to its net realizable value, (iv) $6.6 million in unfavorable physical inventory count and other adjustments and (iv) $0.8 million due to recognition of return reserves for the nine months ended September 30, 2023 with no such return reserve recorded during the nine months ended September 30, 2022. These decreases were offset by an increase of $0.8 million related to warranty reserves.
The decrease in direct labor encompasses both employee and subcontractor labor costs. The decrease in direct labor and overhead costs are primarily attributable to the mix of units sold during the quarter and the overhead and labor cost associated with the specific production period for the sold units. The decrease in direct material costs is driven by a decrease in units sold. A significant portion of the overhead costs incurred include indirect salaries, facility rent, utilities, and depreciation of production equipment, which are primarily fixed in nature and allocated based on production levels. Accordingly, these costs are still incurred when we experience a reduction in production volume. In the near term, we plan to increase production activities, expecting fixed and semi-fixed overhead costs to be absorbed through the production of our batteries and chassis.
General and Administrative
General and administrative expenses decreased by $1.0 million, or 10%, from $9.5 million in the three months ended September 30, 2022 to $8.5 million in the three months ended September 30, 2023, attributable to decreases of (i) $0.5 million in headcount and personnel cost for legal, finance, accounting, information technology and other general and administrative functions, (ii) $0.7 million in insurance costs driven by cost efficiencies associated with a new broker for 2023 plan renewal and (iii) $0.8 million in professional fees. These decreases were offset by increases of (i) $0.3 million in depreciation expense due to the allocation of overhead costs, (ii) $0.6 million in stock-based compensation expense, and (iii) $0.1 million in other operating expenses, including travel, recruiting, facility costs and other miscellaneous operating expenses.
General and administrative expenses decreased by $1.0 million, or 3%, from $31.0 million in the nine months ended September 30, 2022 to $30.0 million in the nine months ended September 30, 2023, attributable to decreases of (i) $0.8 million in headcount and personnel cost for legal, finance, accounting, information technology and general and administrative functions, (ii) $2.1 million in insurance costs driven by cost efficiencies associated with a new broker for 2023 plan renewal, (iii) $0.7 million in professional fees, and (iv) $0.2 million in other operating expenses, including travel, recruiting, and facility costs. These decreases were offset by increases of (i) $1.6 million in depreciation expense due to the allocation of overhead costs and (ii) $1.2 million in stock-based compensation expense.
Research and Development
Research and development expenses decreased by $4.1 million, or 47%, from $8.6 million in the three months ended September 30, 2022 to $4.5 million in the three months ended September 30, 2023. The change was primarily due to decreases of (i) $2.7 million in allocation of personnel costs driven by lower headcount in engineering and (ii) $2.0 million in net other costs, driven by reduction in consulting and design costs related to research and development projects. These decreases were offset by increases of (i) $0.3 million in stock-based compensation expense and (ii) $0.3 million in equipment and material purchases used solely for research and development purposes.
Research and development expenses decreased by $9.0 million, or 37%, from $24.4 million in the nine months ended September 30, 2022 to $15.4 million in the nine months ended September 30, 2023. The change was primarily due to decreases of (i) $6.1 million in allocation of personnel costs driven by lower headcount in engineering, (ii) $0.5 million in equipment and material purchases due to fewer research and development projects in development year over year and (iii) $3.3 million in net other costs, driven by reductions of consulting and design fees, in addition to equipment and vehicle purchases used solely for research and development purposes. These decreases were offset by an increase of $0.9 million in stock-based compensation expense.
Sales and Marketing
Sales and marketing expense decreased by $0.8 million, or 34%, from $2.3 million in the three months ended September 30, 2022 to $1.5 million in the three months ended September 30, 2023. The change was primarily due to decreases of $1.0 million in allocation of personnel costs driven by lower headcount. This was offset by a $0.2 million increase related to public relations costs, tradeshows and general marketing expenses.
Sales and marketing expense decreased by $2.8 million, or 35%, from $7.9 million in the nine months ended September 30, 2022 to $5.1 million in the nine months ended September 30, 2023. The change was primarily due to decreases of (i) $2.5 million in allocation of personnel costs driven by lower headcount and (ii) $0.8 million related to reduction in consulting fees, public relations costs, tradeshows costs and general marketing expense. These decreases were offset by an increase of $0.5 million in stock-based compensation expense.
Other Expense, net
Other expense, net increased by $0.4 million, from $1.3 million in the three months ended September 30, 2022 to $1.7 million of expense in the three months ended September 30, 2023. The change was attributable to increases of (i) $0.2 million in interest expense related to the Convertible Notes and Convertible Debentures, including amortization of related discounts and issuance costs, (ii) $0.4 million of redemption premiums related to prepayments on Convertible Debentures and (iii) $0.1 million in net other expenses, including realized loss on investments. These increases were offset by decreases of (i) $0.2 million in amortization expense related to marketable debt securities, available-for-sale and (ii) $0.1 million related to impairment on assets held for sale.
Other expense, net increased by $8.3 million, from $1.5 million in the nine months ended September 30, 2022 to $9.8 million in the nine months ended September 30, 2023. The change was attributable to increases of (i) $6.8 million in net interest expense related to the Convertible Note and Convertible Debentures, including amortization of related discounts and issuance costs, (ii) $1.5 million for impairment on assets held for sale, (iii) $1.2 million of redemption premiums related to prepayments on Convertible Debentures. These increases were offset by decreases of $0.8 million in amortization expense related to marketable debt securities, available-for-sale and (ii) $0.4 million in other miscellaneous expenses.
Change in Fair Value of Derivatives
The gain on the change in fair value of derivative instruments decreased by $5.6 million, or 95%, from $5.9 million in the three months ended September 30, 2022 to $0.3 million in the three months ended September 30, 2023. The change in fair value in both periods is primarily attributable to the change in our stock price and the resulting valuation at the respective reporting period.
The gain on change in fair value of derivative instruments decreased by $8.6 million, or 94%, from $9.1 million in the nine months ended September 30, 2022 to $0.5 million in the nine months ended September 30, 2023. The change in fair value in both periods is primarily attributable to the change in our stock price and the resulting valuation at the respective reporting period.
Change in Fair Value of Contingent Earn-out Interests Liability
The gain on the change in fair value of contingent earn-out shares liability decreased by $6.8 million from a $6.7 million gain in the three months ended September 30, 2022 to a $0.1 million expense in the three months ended September 30, 2023. The change in fair value in both periods is primarily attributable to the change in our stock price and the resulting valuation at the respective reporting period.

The gain on the change in fair value of contingent earn-out shares liability decreased by $23.7 million from $24.1 million in the nine months ended September 30, 2022 to $0.4 million in the nine months ended September 30, 2023. The change in fair value in both periods is primarily attributable to the change in our stock price and the resulting valuation at the respective reporting period.
Provision for income taxes
The Company recorded income tax provision of $3,000 and $0 during the three months ended September 30, 2023 and 2022, respectively. The Company recorded income tax provision of $7,000 and $3,000 during the nine months ended September 30, 2023 and 2022, respectively.

Liquidity and Capital Resources
As of September 30, 2023, our principal sources of liquidity were our cash and cash equivalents of $22.6 million and our access to capital under the SEPA. Our short-term uses of cash are for working capital and to make payments on our debt and convertible notes, including interest and prepayment premiums, as necessary, and our long-term uses of cash are for working capital and to pay the principal of our indebtedness.
Under ASC Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), we have the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year of the financial statements included elsewhere in this Quarterly Report. The result of our ASC 205-40 analysis, due to uncertainties discussed below, is that there is substantial doubt about our ability to continue as a going concern through the next 12 months from the date of the condensed consolidated financial statements in this Report.
As an early stage growth company, the net losses and cash outflows we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses and cash outflows in accordance with our operating plan as we continue to expand our research and development activities with respect to our vehicles and battery systems, scale our operations to meet anticipated demand and establish our Fleet-as-a-Service offering. As a result, our ability to access capital is critical and until we can generate sufficient revenue to cover our operating expenses, working capital and capital expenditures, we will need to raise additional capital in order to fund and scale our operations. We have plans to secure and intend to employ various strategies to raise additional capital, such as through the SEPA and other capital raising strategies such as a combination of debt financing, other non-dilutive financing and/or equity financing, including through asset-based lending and/or receivable financing. However, the ability to access the SEPA is dependent on trading volumes and market price of our Common Stock. Our ability to access other capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition and operating results. Global general economic and political conditions, such as a potential recession, inflation, uncertain credit and global financial markets, including recent and potential bank failures, health crises, supply chain disruption, fuel prices, international currency fluctuations, and geopolitical events such as local and national elections, corruption, political instability and acts of war or military conflict including repercussions of the wars between Russia and Ukraine and in Israel, or terrorism, have and could continue to adversely impact our ability to raise additional funds. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our commercialization, research and development programs and/or other efforts and our ability to continue our operations. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, if at all. In addition, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code. This could potentially cause us to cease operations and result in a complete or partial loss of your investment in our Common Stock.
Standby Equity Purchase Agreement
On March 23, 2022, we entered into a Standby Equity Purchase Agreement with Yorkville, which was subsequently amended on June 22, 2023 (as amended, the "SEPA"), whereby we have the right, but not the obligation, to sell to Yorkville up to $125.0 million of shares of our Common Stock at our request any time until February 11, 2026, subject to certain conditions. Pursuant to Side Letter and the Securities Purchase Agreement, our ability to effect an advance under the SEPA is subject to certain additional conditions while the Convertible Debentures remain outstanding. As of September 30, 2023, the remaining commitment available under the SEPA was $119.5 million. We used the net proceeds received from sales of Common Stock pursuant to the SEPA for working capital and general corporate purposes and expect similar use of proceeds going forward. See

Note 7 — Convertible Notes and Note 9 — Equity — Standby Equity Purchase Agreement in the accompanying unaudited condensed consolidated financial statements for more information regarding the SEPA, the Side Letter and the Securities Purchase Agreement.

Convertible Debt
Further, on August 11, 2022 and September 21, 2022, we issued convertible debentures (as subsequently amended, the “Convertible Debentures”) to Yorkville in the aggregate principal amount of $35.0 million, with a maturity date that was extended to February 11, 2024. Also on August 11, 2022, we issued a convertible promissory note (as subsequently amended and restated, the “Convertible Note”) to Aljomaih Automotive Co. (“Aljomaih”) with a principal amount of $20.0 million and a maturity date of August 11, 2025. As of September 30, 2023, aggregate principal amounts of $9.0 million and $20.0 million were outstanding on the Convertible Debentures and the Convertible Note, respectively. We have used the net proceeds from the Convertible Debentures and the Convertible Note for operational liquidity, working capital and general and administrative expenses and expect similar use of proceeds going forward.
Pursuant to the Convertible Debentures, as a result of the daily volume-weighted average price of our Common Stock being less than a certain floor price (the “Floor Price”) for five consecutive trading days, we were required to make, and made, Prepayments during the nine months ended September 30, 2023 consisting of $23.8 million of principal payments, $1.2 million of redemption premium payments and $1.4 million of accrued interest payments. The Floor Price was $0.59 as of the date of this Report. See Note 7 — Convertible Notes and Note 18 — Subsequent Events in the accompanying unaudited condensed consolidated financial statements for more information regarding the Convertible Debentures and Convertible Note.
Summary of cash flow data consisted of the following (in thousands):

	Nine Months Ended September 30,
(in thousands)	2023	2022
Net cash used in operating activities	$(38,655)	$(105,597)
Net cash provided by investing activities	50,851	75,515
Net cash (used in) provided by financing activities	(27,509)	60,376
Net decrease in cash and cash equivalents	$(15,313)	$30,294
Cash Flows from Operating Activities
Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development and selling, general, and administrative activities and working capital needs to support growth in inventory reserves and fluctuations in accounts payable and other current assets and liabilities.
Net cash used in operating activities was $38.7 million for the nine months ended September 30, 2023, primarily consisting of a net loss excluding non-cash expenses and gains of $43.6 million, and favorable net changes in operating assets and liabilities of $5.0 million.
Net cash used in operating activities was $105.6 million for the nine months ended September 30, 2022, primarily consisting of a net loss excluding non-cash expenses and gains of $72.7 million, and unfavorable net changes in operating assets and liabilities of $32.9 million, including $35.6 million in inventory cost build-up in anticipation of production ramp-up.
Cash Flows from Investing Activities
Net cash provided by investing activities was $50.9 million for the nine months ended September 30, 2023, due to net proceeds from sale of investments in marketable debt securities of $50.7 million and net proceeds from sale of assets held for sale of $1.3 million, offset by property and equipment additions of $1.2 million.
Net cash provided by investing activities was $75.5 million for the nine months ended September 30, 2022, due to net proceeds from sale of investments in marketable debt securities of $87.4 million, offset by property and equipment additions of $11.9 million.

Cash Flows from Financing Activities
Net cash used in financing activities was $27.5 million for the nine months ended September 30, 2023, which primarily related to (i) payments for convertible notes (including prepayment premium) of $25.0 million, (ii) equipment lease principal payments of $2.5 million, (iii) taxes paid relating to net-settlement of stock-based awards of $0.9 million, and (iv) outflow from net short-term insurance financing note activity of $0.3 million. These decreases were offset by proceeds from issuance of common stock under the SEPA of $1.2 million.
Net cash provided by financing activities was $60.4 million for the nine months ended September 30, 2022, primarily related to proceeds from the (i) issuance of convertible debentures and notes of $54.3 million, (ii) issuance of common stock under the SEPA of $4.3 million and (iii) insurance financing notes, net of payments of $3.1 million, partially offset by (i) taxes paid relating to net-settlement of stock-based awards of $0.3 million, (ii) equipment lease principal payments of $0.8 million and (iii) debt issuance payments of $0.2 million in connection with the convertible debentures and notes.
Contractual Obligations and Commitments
We did not have any material contractual obligations or other commitments as of September 30, 2023, other than what’s disclosed in our Annual Report on Form 10-K for the year ended December 31, 2022.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined under the applicable rules and regulations of the SEC.
Critical Accounting Policies and Estimates
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. Our most significant estimates and judgments involve inventory valuation, incremental borrowing rates for assessing operating and financing lease liabilities, useful lives of property and equipment, earn-out shares liability, stock-based compensation, common stock warrant liability and product warranty liability. We base our estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our financial statements.
There were no material changes in our critical accounting policies, as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2022.
Recent Accounting Pronouncements
See Note 2 — Basis of Presentation and Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements included in this filing for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.
Internal Control Over Financial Reporting
As disclosed in our 2022 Form 10-K, management’s report on internal controls over financial reporting pursuant to Section 215.02 of the SEC’s Compliance and Disclosure Interpretations concluded that our internal control over financial reporting was not effective because of a material weakness in internal controls related to the ineffective operation of controls related to inventory management.
We are also required to disclose changes made in our internal controls and procedures on a quarterly basis. In order to remediate the material weakness in internal control over financial reporting related to the ineffective operation of controls related to inventory management, management has implemented financial reporting control changes to address the material weakness. Management has implemented remediation steps to improve its disclosure controls and procedures and its internal controls over financial reporting, including further documenting and implementing control procedures to address the identified risks of material misstatements, and implementing monitoring activities over such control procedures. Remediation efforts to date include the following:
•Adding additional internal controls over the inventory process

•Implementing new software tools to facilitate automated controls over the inventory process
•Partnering with external consultants specializing in public company control compliance, to assess and implement additional controls over the inventory process
To further remediate the material weakness, management, including the Chief Executive Officer and Chief Financial Officer, have reaffirmed and re-emphasized the importance of internal controls, control consciousness and a strong control environment. We also expect to continue to review, optimize and enhance our financial reporting controls and procedures. During the three months ended June 30, 2023, we completed our testing of the effectiveness of our remediated controls related to inventory management and found them to be effective. As a result, we have concluded that the material weakness has been remediated as of June 30, 2023.
Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. As part of our process to establish an effective system of internal controls, management has identified areas of improvement in our preliminary system of internal control over financial reporting that we are working diligently to address.
If we cannot conclude that we have effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the SEC, the NASDAQ or other regulatory authorities. If we fail to remedy any deficiencies or maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties or stockholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our operating results or financial condition.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, and foreign currency exchange rates, as well as risks to the availability of funding sources, hazard events, and specific asset risks.
Interest Rate Risk
The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. We maintain a portfolio of investments in a variety of fixed and variable debt rate securities, including, corporate debt and asset-backed securities. As of September 30, 2023, the fair value of investments in marketable debt securities, available-for-sale was $0.0 million. The primary objective of our investment activity is to maintain the safety of principal, and to provide for future liquidity requirements while maximizing yields without significantly increasing risk. While some investments may be securities of companies in foreign countries, all investments are denominated and payable in U.S. Dollars. We do not enter into investments for trading or speculative purposes. While our intent is not to sell these investment securities prior to their stated maturities, we may choose to sell any of the securities for strategic reasons including, but not limited to, anticipated capital requirements, anticipation of credit deterioration, duration management and because a security no longer meets the criteria of our investment policy. We do not use derivatives or similar instruments to manage our interest rate risk. We seek to invest in high quality investments. Maturities are maintained consistent with our short-, medium- and long-term liquidity objectives.
Inflation Risk
We monitor inflation and the effects of changing prices. Inflation increases the cost of goods and services used. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases or mitigate the impact through alternative solutions. Our inability to do so could harm our business, financial condition and results of operations.
Item 4.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.
As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Principal Executive Officer and Principal Financial Officer carried out evaluations of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2023. Based upon each of their evaluations, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective at the reasonable assurance level for the three months ended September 30, 2023, including the controls related to inventory management material weakness identified on December 31, 2022.
Management’s Annual Report on Internal Controls over Financial Reporting
Management is responsible for designing, implementing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management, including the Chief Executive Officer and Chief Financial Officer, recognizes that our disclosure controls or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.
Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2023 and, in making this assessment, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Management believes that, as of September 30, 2023, our internal controls over financial reporting were effective.
Material Weaknesses in Internal Controls Over Financial Reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors. If we fail to remediate these material weaknesses, determine that our internal controls over financial reporting are not effective, discover areas that need improvement in the future or discover additional material weaknesses, these shortcomings could have an adverse effect on our business and financial results, and the price of our Common Stock could be negatively affected.
We previously identified a material weakness in internal controls related to the ineffective operation of controls related to inventory management. As a result of this material weakness, management performed additional analysis as deemed necessary to ensure that our financial statements included in this Report present fairly in all material respects our financial position, results of operations and cash flows for the periods presented.
Notwithstanding this material weakness, management has concluded that our unaudited condensed consolidated financial statements included in this Report are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented therein.
Remediation of Material Weakness in Internal Control Over Financial Reporting
In order to remediate the material weakness in internal control over financial reporting related to the ineffective operation of controls related to inventory management, management has implemented financial reporting control changes to address the material weakness. Management has implemented remediation steps to improve its disclosure controls and procedures and its internal controls over financial reporting, including further documenting and implementing control procedures to address the identified risks of material misstatements, and implementing monitoring activities over such control procedures. Remediation included the following:
•Adding additional internal controls over the inventory process
•Implementing new software tools to facilitate automated controls over the inventory process
•Partnering with external consultants specializing in public company control compliance, to assess and implement additional controls over the inventory process

To further remediate the material weakness, management, including the Chief Executive Officer and Chief Financial Officer, have reaffirmed and re-emphasized the importance of internal controls, control consciousness and a strong control environment. We also continued to review, optimize and enhance our financial reporting controls and procedures. During the three months ended June 30, 2023, we completed our testing of the effectiveness of our remediated controls related to inventory management and found them to be effective. As a result, we have concluded that the material weakness has been remediated as of June 30, 2023.
Changes in Internal Control over Financial Reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II - Other Information
Item1.    Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.
Item 1A.    Risk Factors
Our risk factors are described in the “Risk Factors” section of our 2022 Form 10-K. Except as stated below, there have been no material changes to our risk factors since the filing of the 2022 Form 10-K.
There is substantial doubt about our ability to continue as a going concern through the next 12 months from the date of the condensed consolidated financial statements in this Report.
As an early stage growth company, our ability to access capital is critical. Until we can generate sufficient revenue to cover our operating expenses, working capital and capital expenditures, we will need to raise additional capital in order to fund and scale our operations. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts, needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition and operating results. Additional equity financing may not be available on favorable terms and could be dilutive to current stockholders and our ability to access the SEPA is dependent on trading volumes and market price of our Common Stock. Debt financing, if available, may involve restrictive covenants and dilutive financing instruments. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Common Stock to decline.
Global general economic and political conditions, such as a potential recession, inflation, uncertain credit and global financial markets, including recent and potential bank failures, health crises, supply chain disruption, fuel prices, international currency fluctuations, and geopolitical events such as local and national elections, corruption, political instability and acts of war or military conflict including repercussions of the wars between Russia and Ukraine and in Israel, or terrorism, have and could continue to adversely impact our ability to raise additional funds. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our commercialization, research and development programs and/or other efforts and our ability to continue our operations.
Since inception, we financed our operations primarily from the sales of common stock, the Business Combination, redemption of warrants, and the issuance of debt. As of September 30, 2023, our principal sources of liquidity were our cash and cash equivalents of $22.6 million and access to capital under the SEPA. Our efforts to raise additional funding or reduce expenses may divert our management from their day-to-day activities, which may adversely affect our ability to operate our business successfully. In addition, we cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all.
If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, if at all. In addition, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code. This could potentially cause us to cease operations and result in a complete or partial loss of your investment in our Common Stock.
If capital is not available to us when, and in the amounts, needed, we could be required to delay, scale back, or abandon some or all of our operations and development programs, which would materially harm our business, financial condition and results of operations. The result of our ASC 205-40 analysis, due to uncertainties discussed above, is that there is substantial doubt about our ability to continue as a going concern through the next 12 months from the date of the condensed consolidated financial statements in this Report.
Item 2.     Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities
During the three months ended September 30, 2023, we received cash proceeds of $0.3 million in connection with the issuance of 1,176,844 shares of common stock under the SEPA.

The issuance of the securities in these transactions were made in reliance on the exemption from registration in Section 4(a)(2) under the Securities Act. No underwriters were involved in these transactions. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the issuance of these securities. We expect to use any net proceeds for working capital and general corporate purposes.
Item 3.    Defaults Upon Senior Securities
None.
Item 4.    Mine Safety Disclosures
Not applicable.
Item 5.    Other Information
None.
Item 6.    Exhibits
(a)Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on August 26, 2021).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on August 26, 2021).
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
# Indicates management contract or compensatory plan or arrangement.
* Furnished herewith and not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing under the Securities Act, or the Exchange Act (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XOS, INC.
Date: November 9, 2023	By:	/s/ Dakota Semler
	Name:	Dakota Semler
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: November 9, 2023	By:	/s/ Liana Pogosyan
	Name:	Liana Pogosyan
	Title:	Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)